Exhibit 99.5

HARRY WINSTON

HARRY WINSTON DIAMOND CORPORATION
2012 ANNUAL REPORT

HARRY WINSTON DIAMOND CORPORATION

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Shanghai, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance. Moreover, being one of the world’s leading rough diamond suppliers enables the Company to use its strong client relationships to secure the highest-quality polished diamonds for its luxury brand division. By linking the production and retailing of diamonds, Harry Winston Diamond Corporation benefits from the market synergy created between rough diamond producer, polished diamond buyer and retailer of fine diamond jewelry.

2	Letter to Shareholders
5	Financial Highlights
7	Management’s Discussion and Analysis
30	Management’s Responsibility for Financial Information
31	Independent Auditors’ Report of Registered Public Accounting Firm
32	Report of Independent Registered Public Accounting Firm
33	Consolidated Financial Statements
37	Notes to Consolidated Financial Statements
75	Diavik Diamond Mine Mineral Reserve and Mineral Resource Statement
76	Harry Winston Retail Salons and Licensed Salons
77	Harry Winston Diamond Sales Offices
77	Board of Directors and Senior Management
78	Shareholder Information

Harry Winston Diamond Corporation | 2012 Annual Report

FELLOW SHAREHOLDERS,

The performance of the diamond market generally, and our business in particular, has in large part reflected global economic developments. The early part of last year saw a strong surge in rough diamond prices as demand for diamond jewelry anticipated a strong and immediate US recovery supplemented by new demand from China and India. This drove our own rough prices up by approximately 50% on average between the beginning of the year and July when European debt issues and uncertain US recovery reversed the trend. In the second half of the year most, but not all, categories of rough diamonds surrendered about half of the gains made in the first half. The most resilient categories were those delivering small, high-quality stones used in the watch industry and the weakest were the lower quality diamonds, where competition from the new supply from the Marange area of Zimbabwe has had an impact. The average price for our own assortments of rough diamonds ended the year approximately 20% above the beginning of the year, and pricing and demand have now stabilized, with most categories showing modest price increases again. Although we would all prefer more stable conditions than we saw over the last year, this experience has given a view of the effect on prices of a supply-demand imbalance in the diamond market.

Our luxury brand business has shared the experience of other luxury brands with significant sales growth. Perhaps more important than the sales growth itself is that we continue to build the foundations of a strong bridal jewelry and timepiece business to deliver more predictable growth than can be expected from reliance only on high-end sales. Our Japanese business has been particularly effective in this transition despite the challenges of the tsunami tragedy early last year.

The Diavik Mine is still in the very early stages of transitioning from open pit to underground production. Ideas for improvements in mining efficiency, and their implementation, are almost a monthly occurrence. Changes to the mine plan will be the norm as improvements are tested and bedded in. We would expect to signal any changes in the yearly plan in our quarterly reports.

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An advanced prefeasibility review has been completed for the development of the A-21 open pit and now proceeds to a shortened final feasibility review. Although currently anticipated capital costs for this project are higher than earlier expected, we believe that they are realistic in the current environment. The A-21 pit will bring ore feed to keep the processing plant filled as the underground mine becomes deeper with extended haulage distances.

We have already seen the Oppenheimer family surrender their helmsmanship of the diamondbusiness with the sale of the family’s ownership of De Beers to Anglo American and the Government of Botswana. The industry owes them a debt of gratitude for expanding the horizon of diamonds as love tokens from the restricted market of royal families to their use in most of the developed world’s marriage ceremonies. This market expansion role is now ably accomplished by the luxury brands.

We now see the world’s two largest mining companies both seeking to divest their diamond businesses in the realization that they are not of the scale of their bulk commodity businesses. Diamonds as a product are too complex to be treated as a commodity. It is a business for specialists with expertise in diamond mining, processing and marketing or combinations of those elements. Harry Winston is one of those specialists.

We look forward to an interesting and productive year ahead in both segments of our business.

Robert A. Gannicott
Chairman & Chief Executive Officer

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HIGHLIGHTS
(All figures are in United States dollars unless otherwise indicated)

FOURTH QUARTER RESULTS
Consolidated sales were $216.0 million for the fourth quarter compared to $215.4 million for the comparable quarter of the prior year, resulting in a 17% increase in gross margin to $86.2 million and an operating profit of $30.7 million, compared to an operating profit of $21.2 million in the comparable quarter of the prior year. Consolidated EBITDA was $58.2 million compared to $45.9 million in the comparable quarter of the prior year.

The mining segment recorded sales of $102.2 million, a 24% increase from $82.7 million in the comparable quarter of the prior year. The increase in sales resulted from a 14% increase in volume of carats sold and a 9% increase in achieved rough diamond prices. The mining segment recorded an operating profit of $27.4 million compared to an operating profit of $17.9 million in the comparable quarter of the prior year. EBITDA for the mining segment was $51.7 million compared to $38.5 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $113.8 million, a decrease of 14% from sales of $132.7 million in the comparable quarter of the prior year (a decrease of 18% at constant exchange rates). Operating profit was $6.8 million for the quarter compared to $5.3 million in the comparable quarter of the prior year. EBITDA for the luxury brand segment was $9.9 million compared to $9.0 million in the comparable quarter of the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $16.6 million or $0.20 per share for the quarter, compared to a net profit attributable to shareholders of $13.7 million or $0.16 per share in the fourth quarter of the prior year.

(1)	Fiscal 2010 results are reported under Canadian generally accepted accounting principles.

(2)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

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ANNUAL RESULTS
Consolidated sales were $702.0 million for the year compared to $624.0 million for the prior year, resulting in a 6% increase in gross margin to $250.1 million and an operating profit of $56.5 million, compared to an operating profit of $68.3 million in the prior year. Consolidated EBITDA was $148.2 million compared to $145.4 million in the prior year.

The mining segment recorded sales of $290.1 million, a 4% increase from $279.2 million in the prior year. The increase in sales resulted from a 29% increase in the Company’s achieved rough diamond price per carat. This was partially offset by a 19% decrease in volume of carats sold as the Company elected to hold inventory. The mining segment recorded an operating profit of $48.7 million compared to an operating profit of $62.3 million in the prior year. Excluding the $13.0 million non-cash charge for de-recognition of certain paste production assets in the mining segment incurred in the third quarter of fiscal 2012, operating profit would have been $61.7 million. EBITDA for the mining segment was $127.5 million compared to $125.7 million in the prior year.

The luxury brand segment recorded sales of $411.9 million, an increase of 19% from sales of $344.8 million in the prior year (an increase of 12% at constant exchange rates). Operating profit was $19.4 million for the year compared to $14.9 million in the prior year. EBITDA for the luxury brand segment was $31.8 million compared to $27.2 million in the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $25.5 million or $0.30 per share for the year, compared to a net profit attributable to shareholders of $41.5 million or $0.52 per share in the prior year. Excluding the $8.4 million after-tax charge for de-recognition of certain paste production assets in the mining segment incurred in the third quarter of fiscal 2012, the Company would have recorded a net profit attributable to shareholders of $33.8 million or $0.40 per share for the period.

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Management’s Discussion and Analysis
PREPARED AS OF APRIL 4, 2012 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the twelve months ended January 31, 2012, and its financial position as at January 31, 2012. This MD&A is based on the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the audited consolidated financial statements and notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the luxury brand retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 23 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 23.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks relating to the Company’s expansion strategy and of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods. Please see page 23 of this Annual Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Shanghai, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Market Commentary
The Diamond Market
In parallel with the 2011 global economic environment, rough diamond prices rose strongly in the first half of the fiscal year but partially weakened in the second half, primarily due to the ongoing European sovereign debt crisis. Additionally, a substantial increase in rough diamond supply from Zimbabwe market resulted in a build-up of rough diamond inventories, which exerted downward pressure on polished diamond prices during the third quarter. However, by year end resilient retail demand for diamond jewelry returned greater stability to the market and fiscal 2012 closed with prices significantly higher than at the start of the fiscal year.

The medium-term diamond supply demand imbalance looks ever more positive. In small high-quality diamonds that are primarily used in high-end watches, that supply demand imbalance is already noticeable, with prices of some categories more than doubling in the first nine months of last year and only coming off slightly when the overall market weakened towards the end of 2011.

The Luxury Jewelry and Timepiece Market
The luxury jewelry and timepiece market continued to perform very well during the year. Increased consumer demand for luxury products was supported by new, young wealthy consumers from emerging market economies. These consumers focus on purchasing unique, high-quality luxury products from global brands. Strong increases in tourism from China and other emerging markets in Asia, Latin America and Eastern Europe continued to fuel the growth in demand for luxury products in the US and European markets as well as in their local markets. The economic recovery in the US has strengthened, providing additional demand for luxury goods. Global brands are investing in expanding distribution networks to meet the increasing demand for luxury products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2012 following the basis of presentation utilized in its IFRS and Canadian generally accepted accounting principles (“GAAP”) financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)
											CDN
	IFRS										GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$216,017	$119,716	$222,378	$143,932	$215,358	$140,877	$153,728	$114,000	$702,043	$623,963	$412,901
Cost of sales	129,807	75,524	150,177	96,452	141,391	84,765	85,798	75,711	451,960	387,665	291,722
Gross margin	86,210	44,192	72,201	47,480	73,967	56,112	67,930	38,289	250,083	236,298	121,179
Gross margin (%)	39.9%	36.9%	32.5%	33.0%	34.3%	39.8%	44.2%	33.6%	35.6%	37.9%	29.3%
Selling, general and
administrative expenses	55,500	46,155	49,101	42,795	52,722	41,282	37,998	35,948	193,552	167,950	143,150
Operating profit (loss)	30,710	(1,963)	23,100	4,685	21,245	14,830	29,932	2,341	56,531	68,348	(21,971)
Finance expenses	(3,481)	(4,040)	(5,183)	(3,983)	(3,727)	(3,835)	(2,985)	(2,880)	(16,687)	(13,427)	(11,541)
Exploration costs	(177)	(600)	(781)	(212)	(351)	(212)	(76)	(27)	(1,770)	(666)	–
Finance and other income	81	164	83	258	278	69	154	168	586	669	592
Insurance settlement	–	–	–	–	–	–	–	–	–	–	3.350
Dilution loss	–	–	–	–	–	–	–	–	–	–	(34,761)
Foreign exchange gain (loss)	458	436	288	(177)	1,392	135	1,043	(2,213)	1,005	357	(31,493)
Profit (loss) before income taxes	27,591	(6,003)	17,507	571	18,837	10,987	28,068	(2,611)	39,665	55,281	(95,824)
Income tax expense (recovery)	11,001	(1,272)	7,519	(3,027)	5,137	(2,410)	10,877	(5,524)	14,222	8,080	(18,803)
Net profit (loss)	$16,590	$(4,731)	$9,988	$3,598	$13,700	$13,397	$17,191	$2,913	$25,443	$47,201	$(77,021)
Attributable to shareholders	$16,602	$(4,728)	$9,986	$3,596	$13,693	$12,657	$13,043	$2,137	$25,454	$41,530	$(73,176)
Attributable to non-controlling interest	(12)	(3)	2	2	7	740	4,148	776	(11)	5,671	(3,845)
Basic earnings (loss) per share	$0.20	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$0.30	$0.52	$(0.99)
Diluted earnings (loss) per share	$0.19	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$0.30	$0.51	$(0.99)
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,631	$1,651	$1,665	$1,666	$1,604	$1,584	$1,596	$1,522	$1,631	$1,604	$1,495
Total long-term liabilities (i)	$670	$654	$625	$605	$603	$596	$539	$457	$670	$603	$477
Operating profit (loss)	$30,710	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$56,531	$68,348	$(21,971)
Depreciation and amortization (ii)	27,512	23,121	20,716	20,291	24,635	18,657	19,515	14,200	91,639	77,007	64,112
EBITDA (iii)	$58,222	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$148,170	$145,355	$42,141

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 22.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 13 for additional information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended January 31, 2012 Compared to Three Months Ended January 31, 2011
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a fourth quarter consolidated net profit attributable to shareholders of $16.6 million or $0.20 per share compared to a net profit attributable to shareholders of $13.7 million or $0.16 per share in the fourth quarter of the prior year.

CONSOLIDATED SALES
Sales for the fourth quarter totalled $216.0 million, consisting of rough diamond sales of $102.2 million and luxury brand segment sales of $113.8 million. This compares to sales of $215.4 million in the comparable quarter of the prior year (rough diamond sales of $82.7 million and luxury brand segment sales of $132.7 million). The Company now reports sales based on the selling location. See “Segmented Analysis” on page 13 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $129.8 million, for a gross margin of 39.9% compared to a cost of sales of $141.4 million and a gross margin of 34.3% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 13 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $55.5 million for the fourth quarter compared to $52.7 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter was $2.1 million for the mining segment compared to $3.0 million for the comparable quarter of the prior year, $49.9 million for the luxury brand segment compared to $47.9 million for the comparable quarter of the prior year, and $3.5 million for the corporate segment compared to $1.8 million for the comparable quarter of the prior year. The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments. See “Segmented Analysis” on page 13 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $11.0 million during the fourth quarter, compared to a net income tax expense of $5.1 million in the comparable quarter of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 27.9% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate such as earnings in foreign jurisdictions, and changes in our view of whether deferred tax assets are probable of being realized. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $1.2 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $3.5 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax expense, and is not taxable for Canadian income tax purposes. During the fourth quarter, the Company also recognized a deferred income tax expense of $2.8 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate on translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $3.0 million recognized in the comparable quarter of the prior year. The recorded tax provision during the fourth quarter also included a net income tax recovery of $0.6 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollars. This compares to a net income tax recovery of $1.6 million recognized in the comparable period of the prior year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future cash taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2032.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $3.5 million were incurred during the fourth quarter compared to $3.7 million during the comparable quarter of the prior year.

CONSOLIDATED EXPLORATION COSTS
Exploration costs of $0.2 million were incurred during the fourth quarter compared to $0.4 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.1 million was recorded during the quarter compared to $0.3 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.5 million was recognized during the quarter compared to a net foreign exchange gain of $1.4 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Twelve Months Ended January 31, 2012 Compared to Twelve Months Ended January 31, 2011
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded consolidated net profit attributable to shareholders of $25.5 million or $0.30 per share for the twelve months ended January 31, 2012, compared to a net profit attributable to shareholders of $41.5 million or $0.52 per share in the comparable period of the prior year. Excluding the $8.4 million after-tax charge for de-recognition of certain paste production assets in the mining segment incurred in the third quarter of fiscal 2012, the Company would have recorded a net profit attributable to shareholders of $33.8 million or $0.40 per share for the period.

CONSOLIDATED SALES
Sales for the twelve months ended January 31, 2012, totalled $702.0 million, consisting of rough diamond sales of $290.1 million and luxury brand segment sales of $411.9 million. This compares to sales of $624.0 million in the comparable period of the prior year (rough diamond sales of $279.2 million and luxury brand segment sales of $344.8 million). The Company now reports sales based on the selling location. See “Segmented Analysis” on page 13 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the twelve months ended January 31, 2012, was $452.0 million, for a gross margin of 35.6% compared to a cost of sales of $387.7 million and a gross margin of 37.9% in the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 13 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $193.6 million for the twelve months ended January 31, 2012, compared to $168.0 million in the comparable period of the prior year.

Included in SG&A expenses for the twelve months ended January 31, 2012, was $13.5 million for the mining segment compared to $11.5 million for the comparable period of the prior year, $168.6 million for the luxury brand segment compared to $147.9 million for the comparable period of the prior year, and $11.5 million for the corporate segment compared to $8.6 million for the comparable period of the prior year. The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments. See “Segmented Analysis” on page 13 for additional information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $14.2 million during the twelve months ended January 31, 2012, compared to a net income tax expense of $8.1 million in the comparable period of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the period is 27.9% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, such as earnings in foreign jurisdictions and changes in our view of whether deferred tax assets are probable of being realized. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the twelve months ended January 31, 2012, the Company recorded an unrealized foreign exchange loss of $0.5 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $12.5 million in the comparable period of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax recovery, and is not deductible for Canadian income tax purposes. During the twelve months ended January 31, 2012, the Company also recognized a deferred income tax expense of $5.6 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate on translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $17.6 million recognized in the comparable period of the prior year. The recorded tax provision during the twelve months ended January 31, 2012 also included a net income tax recovery of $4.4 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollars. This compares to a net income tax recovery of $4.7 million recognized in the comparable period of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future cash taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2032.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $16.7 million were incurred during the twelve months ended January 31, 2012, compared to $13.4 million during the comparable period of the prior year. Finance expenses were impacted by increased debt levels in the mining segment related to the $60.0 million outstanding on the Standard Chartered Bank credit facility during the year and the $70.0 million promissory note payable to Kinross Gold Corporation (“Kinross”) issued on August 25, 2010, which was repaid on August 25, 2011.

CONSOLIDATED EXPLORATION COSTS
Exploration costs of $1.8 million were incurred during the twelve months ended January 31, 2012, compared to $0.7 million in the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.6 million was recorded during the twelve months ended January 31, 2012, compared to $0.7 million in the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $1.0 million was recognized during the twelve months ended January 31, 2012, compared to a net foreign exchange gain of $0.4 million in the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

12	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Analysis
The operating segments of the Company include mining, luxury brand and corporate segments. The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

Mining
The mining segment includes the production, sorting and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales
North America	$2,727	$8,835	$447	$3,009	$2,689	$2,560	$1,128	$4,040	$15,018	$10,418	$7,310
Europe	78,846	21,993	80,131	50,752	75,715	50,353	81,462	40,146	231,722	247,677	148,364
Asia	20,659	5,411	9,030	8,274	4,291	7,795	4,237	4,736	43,374	21,059	32,211
Total sales	102,232	36,239	89,608	62,035	82,697	60,708	86,827	48,922	290,114	279,154	187,885
Cost of sales	72,783	34,112	67,613	53,443	61,822	45,039	54,408	44,143	227,951	205,412	174,651
Gross margin	29,449	2,127	21,995	8,592	20,875	15,669	32,419	4,779	62,163	73,742	13,234
Gross margin (%)	28.8%	5.9%	24.5%	13.9%	25.2%	25.8%	37.3%	9.8%	21.4%	26.4%	7.0%
Selling, general and administrative expenses	2,061	3,274	3,489	4,630	3,017	3,031	2,872	2,558	13,454	11,478	19,502
Operating profit (loss)	$27,388	$(1,147)	$18,506	$3,962	$17,858	$12,638	$29,547	$2,221	$48,709	$62,264	$(6,268)
Depreciation and amortization (i)	24,284	19,932	17,461	17,083	20,669	15,428	16,352	10,975	78,760	63,424	51,154
EBITDA (ii)	$51,672	$18,785	$35,967	$21,045	$38,527	$28,066	$45,899	$13,196	$127,469	$125,688	$44,886

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 22.

Three Months Ended January 31, 2012 Compared to Three Months Ended January 31, 2011
MINING SALES
During the quarter, the Company sold 0.86 million carats for a total of $102.2 million for an average price per carat of $120 compared to 0.75 million carats for a total of $82.7 million for an average price per carat of $110 in the comparable quarter of the prior year. The increase in sales resulted from a 14% increase in volume of carats sold and a 9% increase in the Company’s achieved rough diamond price per carat. The increase in the carats sold was primarily the result of the sale of a portion of the lower priced goods held back by the Company at October 31, 2011 due to an oversupply in the market.

On a quarterly basis, the Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $72.8 million, resulting in a gross margin of 28.8% compared to a cost of sales of $61.8 million and a gross margin of 25.2% in the comparable quarter of the prior year. Cost of sales included $24.3 million of depreciation and amortization compared to $20.7 million in the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $1.0 million from the comparable quarter of the prior year primarily due to a decrease in professional fees.

Harry Winston Diamond Corporation | 2012 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Twelve Months Ended January 31, 2012 Compared to Twelve Months Ended January 31, 2011
MINING SALES
During the twelve months ended January 31, 2012, the Company sold 2.1 million carats for a total of $290.1 million for an average price per carat of $137 compared to 2.6 million carats for a total of $279.2 million for an average price per carat of $106 in the prior year. The increase in sales resulted from a 29% increase in the Company’s achieved rough diamond price per carat. This was partially offset by a 19% decrease in volume of carats sold as the Company elected to hold inventory.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the twelve months ended January 31, 2012, was $228.0 million, resulting in a gross margin of 21.4% compared to a cost of sales of $205.4 million and a gross margin of 26.4% in the prior year. Cost of sales included $78.8 million of depreciation and amortization compared to $63.4 million in the prior year. Included in the cost of sales for the fiscal year was a non-cash $13.0 million charge ($8.4 million after-tax) related to the de-recognition of certain components of the backfill plant (the “Paste Plant”) associated with paste production at the Diavik Diamond Mine. The original mine plan envisioned the use of blasthole stoping and underhand cut and fill underground mining methods for the Diavik ore bodies using paste to preserve underground stability. It is now expected that the higher velocity and lower cost sub-level retreat mining method, which does not require paste, will be used for both the A-154 South and A-418 underground ore bodies. As a result, certain components of the Paste Plant necessary for the production of paste will no longer be required and accordingly were de-recognized during the third quarter. Excluding this charge, cost of sales would have been $215.0 million (gross margin of 25.9%), a 5% increase from the prior year. This increase was the result of higher volume of production during the fiscal year from the higher cost underground mine offset by a 19% decrease in volume of carats sold. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $2.0 million from the prior year due to stock-based compensation and executive severance costs.

MINING SEGMENT OPERATIONAL UPDATE
Production for calendar year 2011 at the Diavik Diamond Mine was 6.7 million carats consisting of 5.4 million carats produced from 1.80 million tonnes of ore from the A-418 kimberlite pipe, 0.7 million carats produced from 0.36 million tonnes of ore from the A-154 North kimberlite pipe, and 0.4 million carats produced from 0.10 million tonnes of ore from the A-154 South kimberlite pipe. Also included in production for the calendar year was an estimated 0.2 million carats from reprocessed plant rejects (“RPR”). These RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 3% higher than the prior calendar year due primarily to an increase in ore processed.

Ore production for the fourth calendar quarter consisted of 0.1 million carats produced from 0.04 million tonnes of ore from the A-154 South kimberlite pipe, 0.2 million carats produced from 0.10 million tonnes of ore from the A-154 North kimberlite pipe and 1.2 million carats produced from 0.42 million tonnes of ore from the A-418 kimberlite pipe. Also included in production for the calendar quarter was an estimated 0.05 million carats from RPR. Average grade increased to 2.9 carats per tonne in the fourth calendar quarter from 2.8 carats per tonne in the comparable quarter of the prior year. The increase in average grade was the result of the production of RPR in the current calendar quarter.

14	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION

(reported on a one-month lag)

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
Diamonds recovered (000s carats)	641	617	2,670	2,599
Grade (carats/tonne)	2.88	2.77	2.99	3.15

Mining Segment Outlook
PRODUCTION
A mine plan and budget for calendar 2012 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2012 foresees Diavik Diamond Mine production of approximately 8.3 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore. Open pit mining of approximately 1.0 million tonnes is expected to be exclusively from A-418. Underground mining of approximately 1.0 million tonnes is expected to be sourced equally from the A-154 South and A-154 North kimberlite pipes. Included in the estimated production for calendar 2012 is approximately 1.0 million carats from RPR and 0.1 million carats from the implementation of an improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Looking beyond calendar 2012, the objective is to fully utilize processing capacity with a combination of production from the underground portions of A-154 South, A-154 North and A-418 supplemented by the A-21 open pit. The A-21 pre-feasibility study currently being undertaken, assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dyke would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is being planned. The capital expenditures are estimated to be in the region of $500 million (100% basis) at an assumed average Canadian/US dollar exchange rate of $1.00. The Company still expects that the A-21 pipe, if mined together with the other pipes, would have a positive net present value.

PRICING
The rough diamond market experienced a modest improvement in prices during the fourth quarter of fiscal 2012 from the market deterioration in the third quarter. Based on prices from the Company’s last complete rough diamond sale in February 2012 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types in the table that follows.

February 2012
average price per
carat
Ore type	(in US dollars)
A-154 South	$160
A-154 North	205
A-418 A Type Ore	145
A-418 B Type Ore	100
RPR	55

COST OF SALES AND CASH COST OF PRODUCTION
The Company expects cost of sales in fiscal 2013 to be approximately $330 million. Included in this amount is depreciation and amortization of approximately $110 million at an assumed average Canadian/US dollar exchange rate of $1.00. The increase over fiscal 2012 is due to a combination of an increase in the proportion of underground ore mined, which is more costly to produce, and the expected sale during fiscal 2013 of the remaining lower priced goods previously held back in inventory by the Company. At January 31, 2012, the Company had 0.8 million carats of rough diamond inventory available for sale with an estimated current market value of approximately $80 million. Of these, approximately 65% were goods held back by the Company at October 31, 2011 due to an oversupply in the market.

The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2012 is expected to be $173 million at an assumed average Canadian/US dollar exchange rate of $1.00. This compares to cash cost of production of $168 million for calendar 2011 at an actual average Canadian/US dollar exchange rate of $1.00.

Harry Winston Diamond Corporation | 2012 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A refers to cash cost of production, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the mining segment cost of sales disclosed in these financial statements for the fiscal year ended January 31, 2012.

(expressed in thousands of United States dollars)	2012
Diavik cash cost of production	$167,787
Private royalty	5,535
Other cash costs	4,009
Total cash cost of production	177,331
Depreciation and amortization	88,302
Total cost of production	265,633
Adjusted for stock movements	(37,682)
Total cost of sales	$227,951

CAPITAL EXPENDITURES
During fiscal 2012 and the fourth quarter, HWDLP’s 40% share of capital expenditures at the Diavik Diamond Mine was approximately $42.6 million and $12.2 million, respectively. During fiscal 2013, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $78 million at an assumed average Canadian/US dollar exchange rate of $1.00.

EXPLORATION
The Company has additionally staked 226,000 acres of mineral claims on the prospective geological trend to the southwest of the existing mine site and is starting a small but important basal till drilling program to assess the potential for new diamondiferous kimberlite pipes over the coming years. On September 6, 2011, the Company announced that Harry Winston Diamond Mines Ltd. and its wholly owned subsidiary, 6355137 Canada Inc., entered into an option agreement with North Arrow Minerals Inc. (“North Arrow”) and Springbok Holdings Inc., (“Springbok”) in regards to their Lac de Gras properties in the Northwest Territories. Under the terms of the agreement, the two properties collectively will form a “Joint Venture Property”. In order for the option to vest, the Company is to carry out exploration on the Joint Venture Property, making expenditures of at least $5 million over a five-year period. Upon vesting, a joint venture will be formed, in which the Company will hold a 55% interest, and in which North Arrow and Springbok will equally share a 45% interest, in the entire Joint Venture Property.

16	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and five salons in Asia outside of Japan: Beijing, Shanghai, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales
North America	$41,537	$28,817	$27,183	$35,487	$46,489	$20,977	$19,456	$21,578	$133,024	$108,500	$72,764
Europe	31,204	19,561	26,098	17,446	15,701	27,155	20,327	15,441	94,309	78,624	52,339
Asia (excluding Japan)	17,272	13,133	59,056	14,354	50,817	16,671	10,858	14,158	103,815	92,504	45,601
Japan	23,772	21,966	20,433	14,610	19,654	15,366	16,260	13,901	80,781	65,181	54,312
Total sales	113,785	83,477	132,770	81,897	132,661	80,169	66,901	65,078	411,929	344,809	225,016
Cost of sales	57,024	41,378	82,513	42,958	79,518	39,675	31,339	31,517	223,873	182,049	117,071
Gross margin	56,761	42,099	50,257	38,939	53,143	40,494	35,562	33,561	188,056	162,760	107,945
Gross margin (%)	49.9%	50.4%	37.9%	47.5%	40.1%	50.5%	53.2%	51.6%	45.7%	47.2%	48.0%
Selling, general and administrative expenses	49,929	40,635	43,331	34,716	47,866	34,942	33,081	31,967	168,611	147,856	123,648
Operating profit (loss)	$6,832	$1,464	$6,926	$4,223	$5,277	$5,552	$2,481	$1,594	$19,445	$14,904	$(15,703)
Depreciation and amortization (i)	3,089	3,048	3,115	3,069	3,688	2,882	2,816	2,878	12,321	12,264	12,958
EBITDA (ii)	$9,921	$4,512	$10,041	$7,292	$8,965	$8,434	$5,297	$4,472	$31,766	$27,168	$(2,745)

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 22.

Three Months Ended January 31, 2012 Compared to Three Months Ended January 31, 2011
LUXURY BRAND SALES
Sales for the fourth quarter were $113.8 million compared to $132.7 million for the comparable quarter of the prior year, a decrease of 14% (a decrease of 18% at constant exchange rates). North American sales decreased 11% to $41.5 million, European sales increased 99% to $31.2 million, sales in Asia (excluding Japan) decreased 66% to $17.3 million and sales in Japan increased 21% to $23.8 million. The fourth quarter of the prior year included a significant sale in Asia (excluding Japan) that was not repeated in the current fourth quarter. During the quarter there were $6.7 million of high-value transactions, which carry generally lower-than-average gross margins, compared with $48.0 million in the comparable period of the prior year.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the fourth quarter was $57.0 million compared to $79.5 million for the comparable quarter of the prior year. Gross margin for the quarter was $56.8 million or 49.9% compared to $53.1 million or 40.1% for the fourth quarter of the prior year. The improvement in gross margin was primarily due to product mix and several high-value transactions in the prior year totalling $48.0 million that generated lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 4% to $49.9 million from $47.9 million in the comparable quarter of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses and increased rent and building related expenses. Fixed costs accounted for $1.9 million of the increase, while variable expenses linked to higher volume of sales accounted for $0.2 million of the increase. SG&A expenses included depreciation and amortization expense of $3.0 million compared to $3.6 million in the comparable quarter of the prior year.

Harry Winston Diamond Corporation | 2012 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Twelve Months Ended January 31, 2012 Compared to Twelve Months Ended January 31, 2011
LUXURY BRAND SALES
Sales for the twelve months ended January 31, 2012, were $411.9 million compared to $344.8 million for the prior year, an increase of 19% (12% at constant exchange rates). North American sales increased 23% to $133.0 million, European sales increased 20% to $94.3 million, sales in Asia (excluding Japan) increased 12% to $103.8 million and sales in Japan increased 24% to $80.8 million. During the period there were $67.5 million of high-value transactions, which carry generally lower-than-average gross margins, compared to $54.0 million in the prior year.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the twelve months ended January 31, 2012, was $223.9 million compared to $182.1 million for the prior year. Gross margin for the twelve months ended January 31, 2012, was $188.1 million or 45.7% compared to $162.8 million or 47.2% for the prior year. The decrease in gross margin resulted primarily from development costs related to the launch of two new watch collections during the year.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 14% to $168.6 million from $147.9 million in the prior year. The increase was due primarily to higher advertising, marketing and selling expenses, higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. Fixed costs accounted for $16.9 million of the increase, while variable expenses linked to higher volume of sales accounted for $3.8 million of the increase. SG&A expenses included depreciation and amortization expense of $12.1 million compared to $11.9 million in the prior year.

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
During the fiscal year ended January 31, 2012, the luxury brand segment generated sales of $411.9 million, an increase of 19% over the prior year at actual exchange rates and a 12% increase at constant exchange rates. The Company recorded high-value transactions of $67.5 million during the twelve-month period compared with $54.0 million in the prior year. The North American market generated sales of $133.0 million, an increase of 23% over the prior year. The long-term trend of growing wealth in Asia has resulted in increased mobility of luxury consumers, benefiting the North American market. In Japan, sales of $80.8 million increased by 24% at actual exchange rates and by 13% on a constant exchange rate basis over the prior year. Asia (excluding Japan) had sales of $103.8 million, representing an increase of 12% at actual exchange rates and 5% on a constant exchange rate basis over the prior year. In Europe, sales of $94.3 million were 20% higher at actual exchange rates and 8% higher on a constant exchange rate basis over the prior year.

Two new licensed Harry Winston salons were opened during the fiscal year: in the Emirates Towers and in the Dubai Mall, in Dubai, United Arab Emirates. During January 2012, a new Harry Winston directly operated salon was opened in Shanghai, China.

The luxury brand segment’s distribution network consists of 20 directly operated salons, four licensed salons (in Manila, Philippines, Kiev, Ukraine and two in Dubai, United Arab Emirates) and 194 wholesale watch doors around the world.

Luxury Brand Segment Outlook
With the long-term trend of increasing global demand for luxury products, the Company is optimistic that fiscal 2013 will represent a strong opportunity to grow sales and profitability. The influx of new young wealthy consumers from emerging markets is expected to continue to drive demand for luxury products in the US and Europe as well as in local markets. Luxury brands with strong global distribution networks are well positioned to benefit from the increased mobility of wealthy consumers. The Company will continue to focus on expanding its distribution network, especially in emerging markets such as China, Russia and the Middle East, where consumer demand for luxury products is growing rapidly. The strength of the Harry Winston brand, the introduction of new jewelry and watch products, supported by innovative advertising campaigns and promotional events, will allow the Company to continue to build global brand awareness.

18	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

In fiscal 2013, a new directly operated flagship salon in Shanghai, China, is expected to be opened during the first quarter, and a second directly operated salon in London, United Kingdom, in mid-year. Also during the fiscal year, two new licensed salons are expected to be opened in Moscow, Russia, and Kuwait City, Kuwait. The Company also plans to expand by 30 wholesale watch doors to more than 220 doors by the end of fiscal 2013. A key component of the luxury brand segment’s growth strategy is the expansion of its salon network and wholesale distribution network. The growth target is to expand to approximately 35 directly operated salons, 15 licensed salons and 300 wholesale doors by fiscal 2016. Management’s long-term financial objectives to fiscal 2016 include compound annual revenue growth in the mid-teens, a gross margin target in the low 50% range, and an operating profit margin target in the low to mid-teens.

On May 19, 2011, the Company announced that Harry Winston Inc. had entered into a business arrangement with Diamond Asset Advisors AG (“DAA”), which is in the process of establishing a polished diamond investment fund (the “Fund”). The Fund will be structured as a limited partnership with total funding of up to $250 million, offering institutional investors direct exposure to the wholesale market price of polished diamonds. Under the terms of the arrangement with the Fund, the Company’s expert diamond team will source diamonds for the Fund that have the same high-quality characteristics that the luxury brand segment uses in its jewelry and watches, with a portion of the diamonds coming from the Company’s existing inventory. The Fund will purchase the diamonds and then consign them to Harry Winston Inc., which will act as custodian. Harry Winston Inc. will use the consigned polished diamonds in the manufacturing of its jewelry and watches, paying the Fund when the jewelry or watch is sold. The price paid by the Fund to replace the sold polished diamonds will be used to determine the Fund’s market value. This arrangement will increase the inventory available to Harry Winston Inc.’s expanding international salon network without additional demands on working capital. The Fund is expected to raise the first capital subscription of approximately $100 million from investors in fiscal 2013, with the remaining $150 million expected to be raised over the following year, subject to market conditions.

Corporate
The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	34	51	51	51	51	51	51	136	204	–
Gross margin	–	(34)	(51)	(51)	(51)	(51)	(51)	(51)	(136)	(204)	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	3,510	2,246	2,281	3,449	1,839	3,309	2,045	1,423	11,487	8,616	–
Operating profit (loss)	$(3,510)	(2,280)	(2,332)	(3,500)	(1,890)	(3,360)	(2,096)	(1,474)	(11,623)	(8,820)	$–
Depreciation and amortization (i)	139	141	140	139	278	347	347	347	558	1,319	–
EBITDA (ii)	$(3,371)	$(2,139)	$(2,192)	$(3,361)	$(1,612)	$(3,013)	$(1,749)	$(1,127)	$(11,065)	$(7,501)	$–

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 22.

Three Months Ended January 31, 2012 Compared to Three Months Ended January 31, 2011
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $1.7 million from the comparable quarter of the prior year primarily due to travel expenses and salaries and benefits related to additional corporate employees.

Twelve Months Ended January 31, 2012 Compared to Twelve Months Ended January 31, 2011
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $2.9 million from the prior year primarily due to stock-based compensation, and travel expenses and salaries and benefits related to additional corporate employees.

Harry Winston Diamond Corporation | 2012 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources
Working Capital
As at January 31, 2012, the Company had unrestricted cash and cash equivalents of $78.1 million compared to $108.7 million at January 31, 2011. The Company had cash on hand and balances with banks of $76.0 million and short-term investments of $2.1 million at January 31, 2012. During the year ended January 31, 2012, the Company reported cash from operations of $59.0 million compared to $74.0 million in the prior year. At January 31, 2012, the Company had 0.8 million carats of rough diamond inventory available for sale at an estimated current market value of approximately $80 million.

Working capital increased to $439.0 million at January 31, 2012, from $331.3 million at January 31, 2011. During the year, the Company increased accounts receivable by $4.3 million, increased inventory and supplies by $42.0 million, increased other current assets by $4.2 million, decreased trade and other payables by $31.2 million and increased employee benefit plans by $2.1 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, trade and other payables, and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements at least for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank that was increased from $100.0 million to $125.0 million on February 28, 2011. At January 31, 2012, $50.0 million was outstanding compared to $50.0 million at January 31, 2011.

During the year, the Company paid the $70.0 million promissory note plus accrued interest owing to Kinross from cash on hand. The promissory note was issued to Kinross on August 25, 2010, as part of the consideration for reacquiring Kinross’s 9% indirect interest in the Diavik Joint Venture.

As at January 31, 2012, $nil and $4.3 million was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively, compared to $nil at January 31, 2011.

During the year ended January 31, 2012, the luxury brand subsidiary, Harry Winston Inc., increased the amount outstanding on its secured five-year revolving credit facility to $200.5 million from $165.0 million at January 31, 2011.

Investing Activities
During the fiscal year, the Company purchased property, plant and equipment of $64.9 million, of which $45.2 million was purchased for the mining segment and $19.7 million for the luxury brand segment.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2012 to 2016, is approximately $140 million, assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

20	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$321,751	$39,578	$260,954	$4,852	$16,367
Environmental and participation agreements incremental commitments (c)	93,330	82,676	4,844	–	5,810
Operating lease obligations (d)	220,352	22,439	39,288	35,997	122,628
Total contractual obligations	$635,433	$144,693	$305,086	$40,849	$144,805

(a)

Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013, with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At January 31, 2012, $50.0 million was outstanding.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.0%. At January 31, 2012, $nil and $4.3 million were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility, which expires on March 31, 2013. There are no scheduled repayments required before maturity. At January 31, 2012, $200.5 million had been drawn against this secured credit facility.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($18.9 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.8 million) loan and a CHF 14.0 million ($15.1 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At January 31, 2012, $16.6 million was outstanding. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K., maintains unsecured credit agreements with three banks, amounting to ¥1,250 million ($16.1 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.5 million). This facility is secured by inventory owned by Harry Winston Japan, K.K. At January 31, 2012, $23.6 million was outstanding.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On January 31, 2012, $6.3 million was outstanding on the mortgage.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2012, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $10.3 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at January 31, 2012, was $81.1 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

Harry Winston Diamond Corporation | 2012 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space, and long-term leases for property, land and office premises.

Non-GAAP Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-GAAP measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$30,710	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$56,531	$68,348	$(21,971)
Depreciation and amortization	27,512	23,121	20,716	20,291	24,635	18,657	19,515	14,200	91,639	77,007	64,112
EBITDA	$58,222	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$148,170	$145,355	$42,141

MINING SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$27,388	$(1,147)	$18,506	$3,962	$17,858	$12,638	$29,547	$2,221	$48,709	$62,264	$(6,268)
Depreciation and amortization	24,284	19,932	17,461	17,083	20,669	15,428	16,352	10,975	78,760	63,424	51,154
EBITDA	$51,672	$18,785	$35,967	$21,045	$38,527	$28,066	$45,899	$13,196	$127,469	$125,688	$44,886

LUXURY BRAND SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$6,832	$1,464	$6,926	$4,223	$5,277	$5,552	$2,481	$1,594	$19,445	$14,904	$(15,703)
Depreciation and amortization	3,089	3,048	3,115	3,069	3,688	2,882	2,816	2,878	12,321	12,264	12,958
EBITDA	$9,921	$4,512	$10,041	$7,292	$8,965	$8,434	$5,297	$4,472	$31,766	$27,168	$(2,745)

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS										CDN GAAP
	2012	2012	2012	2012	2011	2011	2011	2011	2012	2011	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$(3,510)	(2,280)	(2,332)	(3,500)	(1,890)	(3,360)	(2,096)	(1,474)	(11,623)	(8,820)	$–
Depreciation and amortization	139	141	140	139	278	347	347	347	558	1,319	–
EBITDA	$(3,371)	$(2,139)	$(2,192)	$(3,361)	$(1,612)	$(3,013)	$(1,749)	$(1,127)	$(11,065)	$(7,501)	$–

22	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Harry Winston Diamond Corporation | 2012 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, the 2011 disaster in Japan and political upheavals in the Middle East, could cause the Company to experience revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik property and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

24	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

Harry Winston Diamond Corporation | 2012 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to a total of 35 salons and 300 wholesale doors worldwide by fiscal 2016. An additional objective of the Company in the luxury brand segment is to achieve a compound annual growth rate in sales in the mid-teens and an operating profit in the low to mid-teens, in each case by fiscal 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

The Company has to date licensed four retail salons to operate under the Harry Winston name and currently expects to increase the number of licensed salons to 15 by fiscal 2016. There is no assurance that the Company will be able to find qualified third parties to enter into these licensing arrangements, or that the licensees will honour the terms of the agreements. The conduct of licensees may have a negative impact on the Company’s distinctive brand name and reputation.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, the Company’s results of operations will be adversely affected.

Cybersecurity
The Company and certain of its third-party vendors receive and store personal information in connection with human resources operations and other aspects of the business. Despite the Company’s implementation of security measures, its IT systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. Any system failure, accident or security breach could result in disruptions to the Company’s operations. A material network breach in the security of the IT systems could include the theft of intellectual property or trade secrets. To the extent that any disruption or security breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential information, financial data, or credit card cardholder data, it could cause significant damage to the Company’s reputation, affect relationships with our customers, lead to claims against the Company and ultimately harm its business. In addition, the Company may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. Although the Company believes that it has robust information security procedures and other safeguards in place, as cyber threats continue to evolve, the Company may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Internal Control over Financial Reporting
The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2012.

26	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Internal Control over Financial Reporting
During the fourth quarter of fiscal 2012, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures
The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2012, to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

Use of Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of property, plant and equipment, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and deferred income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves
Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Diamond Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

Harry Winston Diamond Corporation | 2012 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can lead to an impairment of deferred mineral property costs.

Future Site Restoration Costs
The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As at January 31, 2012, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Intangible Assets
Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the carrying value, the excess of the carrying value over the fair value is charged to earnings in the year in which such impairment is determined by management. These approaches involve significant management judgment and, as a result, are subject to change.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

IFRS 10, ”Consolidated Financial Statements“ (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11, ”Joint Arrangements“ (“IFRS 11”), was issued by the IASB on May 12, 2011, and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, ”Fair Value Measurement“ (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

28	Harry Winston Diamond Corporation | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Share Information

As at March 31, 2012
Authorized	Unlimited
Issued and outstanding shares	84,874,781
Options outstanding	2,390,899
Fully diluted	87,265,680

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

Harry Winston Diamond Corporation | 2012 Annual Report	29

Management’s Responsibility
for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Harry Winston Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “CYRILLE BAUDET”

ROBERT A. GANNICOTT	CYRILLE BAUDET
CHIEF EXECUTIVE OFFICER	GROUP CHIEF FINANCIAL OFFICER

30	Harry Winston Diamond Corporation | 2012 Annual Report

Independent Auditors’ Report of Registered
Public Accounting Firm

To the Shareholders and Board of Directors of Harry Winston Diamond Corporation

We have audited the accompanying consolidated financial statements of Harry Winston Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2012, January 31, 2011 and February 1, 2010, the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended January 31, 2012 and January 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harry Winston Diamond Corporation as at January 31, 2012, January 31, 2011 and February 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Harry Winston Diamond Corporation’s internal control over financial reporting as of January 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 23, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of Harry Winston Diamond Corporation’s internal control over financial reporting.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 23, 2012

Harry Winston Diamond Corporation | 2012 Annual Report	31

Report of Independent Registered Public
Accounting Firm

To the Board of Directors of Harry Winston Diamond Corporation

We have audited Harry Winston Diamond Corporation’s internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Harry Winston Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, in Management’s Annual Report on Internal Control over Financial Reporting included in its annual report on Form 40-F for the year ended January 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Harry Winston Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company as of January 31, 2012, January 31, 2011 and February 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and our report dated April 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 23, 2012

32	Harry Winston Diamond Corporation | 2012 Annual Report

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

As at January 31,	2012	2011	February 1,
			2010
ASSETS
Current assets
Cash and cash equivalents (note 4)	$78,116	$108,693	$62,969
Accounts receivable (note 5)	26,910	22,788	23,598
Inventory and supplies (note 6)	457,827	403,212	311,188
Other current assets (note 7)	45,494	41,317	39,299
	608,347	576,010	437,054
Property, plant and equipment – Mining (note 8)	734,146	764,093	783,432
Property, plant and equipment – Luxury brand (note 8)	69,781	61,019	62,277
Intangible assets, net (note 10)	127,337	127,894	129,213
Other non-current assets (note 11)	14,165	14,521	15,629
Deferred income tax assets (note 14)	77,160	60,038	50,524
Total assets	$1,630,936	$1,603,575	$1,478,129

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (note 12)	$104,681	$139,551	$75,893
Employee benefit plans (note 13)	6,026	4,317	11,284
Income taxes payable (note 14)	29,450	6,660	46,297
Promissory note (note 15)	–	70,000	–
Current portion of interest-bearing loans and borrowings (note 15)	29,238	24,215	23,831
	169,395	244,743	157,305
Interest-bearing loans and borrowings (note 15)	270,485	235,516	161,691
Deferred income tax liabilities (note 14)	325,035	309,868	246,398
Employee benefit plans (note 13)	9,463	7,287	6,898
Provisions (note 16)	65,245	50,130	43,691
Total liabilities	839,623	847,544	615,983
Equity
Share capital (note 17)	507,975	502,129	426,593
Contributed surplus	17,764	16,233	17,730
Retained earnings	255,233	229,779	242,057
Accumulated other comprehensive income	10,086	7,624	(2,571)
Total shareholders’ equity	791,058	755,765	683,809
Non-controlling interest	255	266	178,337
Total equity	791,313	756,031	862,146
Total liabilities and equity	$1,630,936	$1,603,575	$1,478,129

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) "NOEL HARWERTH "

ROBERT A. GANNICOTT	NOEL HARWERTH
DIRECTOR	DIRECTOR

Harry Winston Diamond Corporation | 2012 Annual Report	33

Consolidated Income Statements
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended January 31,	2012	2011
Sales	$702,043	$623,963
Cost of sales	451,960	387,665
Gross margin	250,083	236,298
Selling, general and administrative expenses	193,552	167,950
Operating profit	56,531	68,348
Finance expenses	(16,687)	(13,427)
Exploration costs	(1,770)	(666)
Finance and other income	586	669
Foreign exchange gain	1,005	357
Profit before income taxes	39,665	55,281
Net income tax expense (note 14)	14,222	8,080
Net profit	$25,443	$47,201
Attributable to shareholders	$25,454	$41,530
Attributable to non-controlling interest	$(11)	$5,671
Earnings per share (note 19)
Basic	$0.30	$0.52
Diluted	$0.30	$0.51
Weighted average number of shares outstanding	84,660,766	79,858,018

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2012	2011
Net profit	$25,443	$47,201

Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	3,634	10,879
Change in fair value of derivative financial instruments (net of tax of $0.2 million for the year ended January 31, 2011)	–	354
Actuarial loss on employee benefit plans (net of tax of $0.6 million for the year ended January 31, 2012 ; 2011 – $0.2 million)	(1,172)	(1,038)
Other comprehensive income, net of tax	2,462	10,195
Total comprehensive income	$27,905	$57,396
Attributable to shareholders	$27,916	$51,725
Attributable to non-controlling interest	$(11)	$5,671

The accompanying notes are an integral part of these consolidated financial statements.

34	Harry Winston Diamond Corporation | 2012 Annual Report

Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2012	2011
Common shares:
Balance at beginning of period	$502,129	$426,593
Issued during the period	5,286	72,701
Transfer from contributed surplus on exercise of options	560	2,835
Balance at end of period	507,975	502,129
Contributed surplus:
Balance at beginning of period	16,233	17,730
Stock-based compensation expense	2,091	1,338
Transfer from contributed surplus on exercise of options	(560)	(2,835)
Balance at end of period	17,764	16,233
Retained earnings:
Balance at beginning of period	229,779	242,057
Net profit attributable to common shareholders	25,454	41,530
Reacquisition of partnership units (including transaction costs)	–	(53,808)
Balance at end of period	255,233	229,779
Accumulated other comprehensive income:
Balance at beginning of period	7,624	(2,571)
Other comprehensive income
Net gain on translation of net foreign operations (net of tax of nil)	3,634	10,879
Change in fair value of derivative financial instruments (net of tax of $0.2 million for the year ended January 31, 2011)	–	354
Actuarial loss on employee benefit plans (net of tax of $0.6 million for the year ended January 31, 2012 ; 2011 – $0.2 million)	(1,172)	(1,038)
Balance at end of period	10,086	7,624
Non-controlling interest:
Balance at beginning of period	266	178,337
Non-controlling interest	(11)	5,671
Distribution to Kinross	–	(9,900)
Reacquisition of Kinross interest	–	(173,842)
Balance at end of period	255	266
Total shareholders’ equity	$791,313	$756,031

The accompanying notes are an integral part of these consolidated financial statements.

Harry Winston Diamond Corporation | 2012 Annual Report	35

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2012	2011
Cash provided by (used in)
OPERATING
Net profit	$25,443	$47,201
Depreciation and amortization	91,639	77,007
Deferred income tax expense (recovery)	(1,088)	16,817
Current income tax expense	15,310	(8,737)
Finance expenses	16,687	13,427
Stock-based compensation	2,091	1,338
Other non-cash items	556	390
Foreign exchange gain (loss)	(5,771)	1,806
Loss on disposal of assets	9	237
Change in non-cash operating working capital, excluding taxes and finance expenses	(79,517)	(34,792)
Cash provided from operating activities	65,359	114,694
Interest paid	(14,347)	(8,958)
Income and mining taxes paid	7,979	(31,763)
Net cash from operating activities	58,991	73,973
FINANCING
Decrease in interest-bearing loans and borrowings	(709)	(1,399)
Increase in revolving credit	266,495	288,366
Decrease in revolving credit	(226,402)	(211,721)
Repayment of promissory note	(70,000)	–
Issue of common shares, net of issue costs	5,286	2,964
Distribution to Kinross	–	(9,900)
Cash provided from financing activities	(25,330)	68,310
INVESTING
Reacquisition of partnership units	–	(51,450)
Property, plant and equipment – Mining	(45,165)	(41,859)
Property, plant and equipment – Luxury brand	(19,681)	(6,751)
Other non-current assets	(1,889)	(3,230)
Cash used in investing activities	(66,735)	(103,290)
Foreign exchange effect on cash balances	2,497	6,731
Increase (decrease) in cash and cash equivalents	(30,577)	45,724
Cash and cash equivalents, beginning of period	108,693	62,969
Cash and cash equivalents, end of period	$78,116	$108,693
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(4,277)	1,029
Inventory and supplies	(41,953)	(87,066)
Other current assets	(4,178)	(2,024)
Trade and other payables	(31,202)	60,114
Employee benefit plans	2,093	(6,845)
	$(79,517)	$(34,792)

The accompanying notes are an integral part of these consolidated financial statements.

36	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated Financial Statements
JANUARY 31, 2012 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and HWDLP is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

These consolidated financial statements have been approved for issue by the Board of Directors on April 4, 2012.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These are the Company’s first annual consolidated financial statements under IFRS for the fiscal year ending January 31, 2012. The accounting policies adopted in these consolidated financial statements are based on IFRS as issued by the International Accounting Standards Board (“IASB”) as of January 31, 2012.

(b)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except for the following:
financial instruments through profit and loss are measured at fair value.
liabilities for Restricted Share Unit and Deferred Share Unit Plans are measured at fair value.

(c)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Significant Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2012. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests on the consolidated balance sheet.

Interest in Diavik Joint Venture

HWDLP owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

Harry Winston Diamond Corporation | 2012 Annual Report	37

Notes to Consolidated FINANCIAL Statements

(b)	Revenue

Sales from the sale of rough diamonds, fine jewelry and watches are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipt of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable, net of value-added taxes, duties and other sales taxes, and after eliminating sales within the Company.

(c)	Cash resources
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventory and supplies

Luxury brand raw materials and work-in-progress are valued at the lower of cost and net realizable value, with cost determined using either a weighted average or specific item identification basis depending on the nature of the inventory. Work-in-progress costs include an appropriate share of production costs such as material, labour and overhead costs.

Luxury brand merchandise inventory is recorded at the lower of cost or net realizable value and includes jewelry and watches. Cost is determined on a specific item basis for jewelry and the average cost method is used for watches.

Mining rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis including production costs and value-added processing activity.

Mining supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow moving items is written down on a basis of an estimate of their future use or realization. A provision for obsolescence is made when the carrying amount is higher than net realizable value.

(f)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Exploration and evaluation assets are no longer classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Before reclassification, exploration and evaluation assets are assessed for impairment. Recognized exploration and evaluation assets will be assessed for impairment when the facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non- reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs are expensed as incurred.

(g)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit mining before production commences, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Also included within property, plant and equipment is the capitalized value of finance leases.

38	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales and selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at each reporting date.

The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine property, plant and equipment, and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. Other plant, property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, for the current and comparative periods, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets. Stripping costs incurred during the production phase of an open pit mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the sale of inventory.

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(h)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable cost of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is measured at fair value as at the date of acquisition.

Intangible assets with indefinite useful lives are not amortized after initial recognition and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset is impaired. Harry Winston’s trademark and drawings are considered to have an indefinite life because it is expected that these assets will contribute to net cash inflows indefinitely. For purposes of impairment testing, trademark and drawings are tested for recoverability individually. The Company maintains a program to protect its trademark from unauthorized use by third parties. The Harry Winston drawings are very closely related with the brand and have an enduring life expectancy. The archive of drawings reflects unique designs for jewelry and watches that form the basis for newly inspired jewelry and watch designs that are exclusive to Harry Winston and attract its clientele.

Harry Winston Diamond Corporation | 2012 Annual Report	39

Notes to Consolidated FINANCIAL Statements

Following initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives and recognized in profit or loss as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10

The amortization methods and estimated useful lives of intangible assets are reviewed annually and adjusted if appropriate.

(i)	Other non-current assets
Other non-current assets include depreciable assets amortized over a period not exceeding ten years.

(j)	Financial instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net profit or loss.

(k)	Provisions

Provisions represent obligations to the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision:

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including re- measurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. The periodic unwinding of the discount is recognized in net profit or loss as a finance cost.

(l)	Foreign currency
Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

40	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(m)	Income taxes
Current and deferred taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

(n)	Stock-based payment transactions
Stock-based compensation

The Company applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. When option awards vest in installments over the vesting period, each installment is accounted for as a separate arrangement. The estimated fair value of the options is recorded as an expense with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

Restricted and Deferred Share Unit Plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date. The expenses related to the RSUs and DSUs are accrued based on fair value. When a share-based payment award vests in installments over the vesting period, each installment is accounted for as a separate arrangement. These awards are accounted for as liabilities with the value of these liabilities being remeasured at each reporting date based on changes in the fair value of the awards, and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit plan expense in net profit or loss.

(o)	Employee benefit plans

The Company operates defined benefit pension plans, which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately using the projected unit credit valuation method by qualified actuaries. Actuarial gains and losses are recognized immediately in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation, plus any actuarial gains (less any losses) not recognized as a result of the treatment above, less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Contributions to defined contribution pension plans are expensed as incurred.

Harry Winston Diamond Corporation | 2012 Annual Report	41

Notes to Consolidated FINANCIAL Statements

(p)	Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. The Company’s primary format for segment reporting is based on business segments. Each operating segment’s operations are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

(q)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(r)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For an intangible asset that has an indefinite life, the recoverable amount is estimated annually at the same time, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(s)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

42	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(t)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

Mineral reserves, mineral properties and exploration costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provision, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets

The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Impairment of intangible assets with an indefinite life
The impairment assessment for trademark and drawings requires the use of estimates and assumptions. Financial results as determined by actual events could differ from those estimated.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Harry Winston Diamond Corporation | 2012 Annual Report	43

Notes to Consolidated FINANCIAL Statements

Mine rehabilitation and site restoration provision

The mine rehabilitation and site restoration provision has been provided by management of the Diavik Diamond Mine and is based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Commitments and contingencies

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

(u)	Standards issued but not yet effective
The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements.

The IASB has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

IFRS 10, ”Consolidated Financial Statements“ (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11, ”Joint Arrangements“ (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

44	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 4:
Cash Resources

			February 1,
	2012	2011	2010
Cash on hand and balances with banks	$76,030	$107,993	$61,449
Short-term investments (a)	2,086	700	1,520
Total cash resources	$78,116	$108,693	$62,969
(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

The Company’s exposure to interest rate risk and sensitivity analysis is disclosed in Note 23.

Note 5:
Accounts Receivable

			February 1,
	2012	2011	2010
Luxury brand trade receivables	$25,828	$20,672	$20,306
Mining other receivables	1,923	2,746	3,824
Luxury brand allowance for doubtful accounts	(841)	(630)	(532)
Total accounts receivable	$26,910	$22,788	$23,598

The Company’s exposure to interest rate risk and sensitivity analysis is disclosed in Note 23.

Note 6:
Inventory and Supplies

			February 1,
	2012	2011	2010
Luxury brand raw materials	$62,188	$50,109	$43,139
Mining rough diamond inventory	62,472	30,451	25,318
	124,660	80,560	68,457
Luxury brand work-in-progress	45,407	29,904	13,406
Luxury brand merchandise inventory	218,844	226,358	161,104
Mining supplies inventory	68,916	66,390	68,221
Total inventory and supplies	$457,827	$403,212	$311,188

Total inventory and supplies is net of a provision for obsolescence of $3.1 million ($2.9 million at January 31, 2011). Cost of sales includes inventory of $418.9 million sold during the year (2011 – $373.6 million), with another $33.1 million of non-inventoried costs (2011 – $14.1 million).

Note 7:
Other Current Assets

			February 1,
	2012	2011	2010
Luxury brand prepaid assets	$10,264	$10,916	$10,704
Luxury brand other current assets	7,082	6,746	5,175
Mining prepaid assets	28,148	23,655	23,420
Total other current assets	$45,494	$41,317	$39,299

Harry Winston Diamond Corporation | 2012 Annual Report	45

Notes to Consolidated FINANCIAL Statements

Note 8:
Property, Plant and Equipment

MINING SEGMENT
		Diavik		Real		Mine
		equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2011	$250,047	$768,515	$7,927	$35,227	$82,135	$40,291	$1,184,142
Additions	–	–	1,379	2,450	41,352	13,180	58,361
Disposals	–	(942)	–	–	–	–	(942)
Impairments for the year	–	(13,193)	–	–	–	–	(13,193)
Foreign exchange differences	–	–	–	(100)	–	–	(100)
Transfers and other movements	(520)	100,833	–	–	(100,313)	–	–
Balance at January 31, 2012	$249,527	$855,213	$9,306	$37,577	$23,174	$53,471	$1,228,268
Accumulated depreciation/amortization:
Balance at February 1, 2011	$149,814	$239,883	$5,677	$8,062	$–	$16,613	$420,049
Depreciation and amortization for the year	12,254	58,304	351	1,293	–	2,833	75,035
Disposals	–	(942)	–	–	–	–	(942)
Foreign exchange differences	–	–	–	(20)	–	–	(20)
Balance at January 31, 2012	162,068	297,245	6,028	9,335	–	19,446	494,122
Net book value at January 31, 2012	$87,459	$557,968	$3,278	$28,242	$23,174	$34,025	$734,146

46	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

		Diavik		Real		Mine
		equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2010	$250,415	$494,613	$7,742	$32,468	$321,245	$35,752	$1,142,235
Additions	–	–	185	1,028	40,646	4,539	46,398
Disposals	–	(6,222)	–	–	–	–	(6,222)
Foreign exchange differences	–	–	–	1,731	–	–	1,731
Transfers and other movements	(368)	280,124	–	–	(279,756)	–	–
Balance at January 31, 2011	$250,047	$768,515	$7,927	$35,227	$82,135	$40,291	$1,184,142
Accumulated depreciation/amortization:
Balance at February 1, 2010	$136,223	$196,587	$5,319	$6,696	$–	$13,978	$358,803
Depreciation and amortization for the year	13,591	49,282	358	1,086	–	2,635	66,952
Disposals	–	(5,986)	–	–	–	–	(5,986)
Foreign exchange differences	–	–	–	280	–	–	280
Transfers and other movements	–	–	–	–	–	–	–
Balance at January 31, 2011	149,814	239,883	5,677	8,062	–	16,613	420,049
Net book value at January 31, 2011	$100,233	$528,632	$2,250	$27,165	$82,135	$23,678	$764,093

Harry Winston Diamond Corporation | 2012 Annual Report	47

Notes to Consolidated FINANCIAL Statements

LUXURY BRAND SEGMENT

	Furniture,	Real property –
	equipment	land and	Assets under
	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2011	$34,866	$85,430	$63	$120,359
Additions	8,196	1,587	9,898	19,681
Disposals	(765)	(1,366)	–	(2,131)
Foreign exchange differences	727	2,177	–	2,904
Balance at January 31, 2012	43,024	87,828	9,961	140,813
Accumulated depreciation/amortization:
Balance at February 1, 2011	$23,879	$35,461	$–	$59,340
Depreciation and amortization for the year	5,835	6,487	–	12,322
Disposals	(763)	(1,358)	–	(2,121)
Foreign exchange differences	509	982	–	1,491
Balance at January 31, 2012	29,460	41,572	–	71,032
Net book value at January 31, 2012	$13,564	$46,256	$9,961	$69,781

	Furniture,	Real property –
	equipment	land and	Assets under
	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2010	$29,278	$77,244	$241	$106,763
Additions	2,475	–	4,276	6,751
Disposals	(266)	–	–	(266)
Foreign exchange differences	1,673	5,438	–	7,111
Transfers and other movements	1,706	2,748	(4,454)	–
Balance at January 31, 2011	$34,866	$85,430	$63	$120,359
Accumulated depreciation/amortization:
Balance at February 1, 2010	$18,139	$26,347	$–	$44,486
Depreciation and amortization for the year	5,049	7,215	–	12,264
Disposals	(263)	–	–	(263)
Foreign exchange differences	954	1,899	–	2,853
Balance at January 31, 2011	23,879	35,461	–	59,340
Net book value at January 31, 2011	$10,987	$49,969	$63	$61,019

(a)

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties, which are in the aggregate 2% of the value of production.

(b)	Diavik equipment and leaseholds are project related assets at the Joint Venture level.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.
(d)	Real property is comprised of land and a building that houses the corporate activities of the Company, and various leasehold improvements to Harry Winston Inc. salons and corporate offices.
(e)	The Joint Venture has an obligation under various agreements (note 22) to reclaim and restore the lands disturbed by its mining operations.

Depreciation expense for 2012 was $87.4 million (2011 – $79.2 million).

48	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 9:
Diavik Joint Venture

The following represents HWDLP’s 40% interest in the Joint Venture at the period end as at December 31, 2011 and 2010:

	2011	2010
Current assets	$101,454	$92,487
Non-current assets	685,590	714,386
Current liabilities	31,745	31,493
Non-current liabilities and participant’s account	755,298	775,380

	2011	2010
Expenses net of interest income of $0.1 million (2010 – interest income of $0.1 million)(a)	$257,807	$205,541
Cash flows resulting from (used in) operating activities	(166,854)	(129,851)
Cash flows resulting from financing activities	214,834	168,045
Cash flows resulting from (used in) investing activities	(43,499)	(40,105)
(a) The Joint Venture only earns interest income.

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 22.

During fiscal 2012, the Company recognized a non-cash $13.0 million charge in cost of sales related to the de-recognition of certain components of the backfill plant (the “Paste Plant”) associated with paste production at the Diavik Diamond Mine. The original mine plan envisioned the use of blasthole stoping and underhand cut and fill underground mining methods for the Diavik ore bodies using paste to preserve underground stability. It is now expected that the higher velocity and lower cost sub-level retreat mining method, which does not require paste, will be used for both the A-154 South and A-418 underground ore bodies. As a result, certain components of the Paste Plant necessary for the production of paste will no longer be required and accordingly were de-recognized during the year.

Note 10:
Intangible Assets

			Wholesale
			distribution
	Trademark	Drawings	network	Total
Cost:
Balance at February 1, 2011	$112,995	$12,365	$5,575	$130,935
Additions	–	–	–	–
Balance at January 31, 2012	112,995	12,365	5,575	130,935
Accumulated amortization:
Balance at February 1, 2011	$–	$–	$3,041	$3,041
Amortization for the year	–	–	557	557
Balance at January 31, 2012	–	–	3,598	3,598
Net book value at January 31, 2012	$112,995	$12,365	$1,977	$127,337

Harry Winston Diamond Corporation | 2012 Annual Report	49

Notes to Consolidated FINANCIAL Statements

			Wholesale
			distribution	Store
	Trademark	Drawings	network	leases	Total
Cost:
Balance at February 1, 2010	$112,995	$12,365	$5,575	$5,639	$136,574
Additions	–	–	–	–	–
Balance at January 31, 2011	112,995	12,365	5,575	5,639	136,574
Accumulated amortization:
Balance at February 1, 2010	$–	$–	$2,483	$4,878	$7,361
Amortization for the year	–	–	558	761	1,319
Balance at January 31, 2011	–	–	3,041	5,639	8,680
Net book value at January 31, 2011	$112,995	$12,365	$2,534	$–	$127,894

Trademark and drawings are considered to have an indefinite life because it is expected that they will contribute to net cash inflows indefinitely. For purposes of impairment testing, trademark and drawings are tested for recoverability individually. The Company maintains a program to protect its trademark from unauthorized use by third parties. The Harry Winston drawings are closely related with the brand and have an enduring life expectancy. The archive of drawings includes unique designs for jewelry and watches that form the basis for newly inspired product designs that are exclusive to Harry Winston. The carrying amount of the trademark and drawings was determined to be lower than its recoverable amount.

The test for impairment for the drawings is to compare the replacement cost of the drawings to the carrying amount. Replacement cost is based on the cost the Company would incur to reproduce the drawings.

The test for impairment for the trademark is to compare the recoverable amount to the carrying amount. To determine the recoverable amount, the Company uses a fair value less cost to sell (“FVLCS”) valuation premise, which is calculated using a relief-from-royalty approach. This approach conceptually recognizes that the trademark could be sold separately, and the purchaser could generate a future income stream through licensing agreements. Revenue projections are based on the most recent budget prepared by management. Key assumptions include those regarding the royalty rates, discount rate and terminal growth rate. The pre-tax discount rates are based on the weighted average cost of capital adjusted for specific company and market risk factors.

The key assumptions used in performing the trademark intangible test were as follows:

	2012	2011
Royalty rate – watches	7%	7%
Royalty rate – jewelry	3.5%	3%
Terminal growth rate	3%	3%
Discount rate	12%	12%

Note 11:
Other Non-Current Assets

			February 1,
	2012	2011	2010
Prepaid pricing discount(a), net of accumulated amortization of $10.3 million (2011 – $8.9 million)	$1,680	$3,120	$4,560
Other assets	3,276	3,398	1,328
Refundable security deposits	9,209	8,003	9,741
	$14,165	$14,521	$15,629

(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

50	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 12:
Trade and Other Payables

			February 1,
	2012	2011	2010
Trade and other payables	$41,031	$54,732	$25,949
Accrued expenses	17,835	17,635	15,837
Customer deposits	14,070	38,752	9,175
Payables and accruals at the Diavik Joint Venture	31,745	28,432	24,932
	$104,681	$139,551	$75,893

Note 13:
Employee Benefit Plans

The employee benefit obligation reflected in the consolidated balance sheet is as follows:

			February 1,
	2012	2011	2010
Defined benefit plan obligation – Harry Winston luxury brand segment (a)	$11,381	$9,009	$7,104
Defined contribution plan obligation – Harry Winston luxury brand segment (b)	88	80	70
Deferred compensation plan obligation – Harry Winston luxury brand segment (b)	–	–	9,207
Post-retirement benefit plan – Diavik Diamond Mine (c)	289	–	–
RSU and DSU plans (note 17)	3,731	2,515	1,801
Total employee benefit plan obligation	$15,489	$11,604	$18,182

			February 1,
	2012	2011	2010
Non-current	$9,463	$7,287	$6,898
Current	6,026	4,317	11,284
Total employee benefit plan obligation	$15,489	$11,604	$18,182

The amounts recognized in the consolidated income statement in respect of employee benefit plans are as follows:

	2012	2011
Defined benefit pension plan – Harry Winston luxury brand segment (a)	$2,074	$1,907
Defined contribution plan – Harry Winston luxury brand segment (b)	1,065	783
Defined contribution plan – Harry Winston mining segment (b)	207	218
Defined contribution plan – Diavik Diamond Mine (b)	2,081	1,061
Post-retirement benefit plan – Diavik Diamond Mine (c)	299	–
RSU and DSU plans (note 17)	2,169	936
	$7,895	$4,905
Share-based payments	2,091	1,338
Total employee benefit plan expense	$9,986	$6,243

Employee benefit plan expense has been included in the consolidated income statement as follows:

	2012	2011
Cost of sales	$3,135	$1,717
Selling, general and administrative expenses	6,851	4,526
	$9,986	$6,243

(a)	Defined benefit pension plan

The luxury brand segment sponsors three separate defined benefit pension plans covering employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by luxury brand segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

Harry Winston Diamond Corporation | 2012 Annual Report	51

Notes to Consolidated FINANCIAL Statements

(i)	INFORMATION ABOUT HARRY WINSTON INC.’S US DEFINED BENEFIT PLAN IS AS FOLLOWS:

	2012	2011
ACCRUED BENEFIT OBLIGATION
Balance, beginning of year	$24,643	$20,700
Service costs	1,788	1,646
Interest cost	904	857
Employee contributions	496	372
Actuarial gain	904	1,825
Other net expenses	(411)	(387)
Benefits paid	(1,554)	(1,617)
Foreign exchange	690	1,247
Balance, end of year	27,460	24,643
PLAN ASSETS
Fair value, beginning of year	15,656	13,728
Actual return on plan assets	(109)	1,355
Employee and employer contributions	1,968	1,556
Other net expenses	(411)	(387)
Benefits paid	(1,112)	(1,363)
Foreign exchange	87	745
Fair value, end of year	16,079	15,634
Funded status – plan deficit	$(11,381)	$(9,009)

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31:

	2012	2011
Service cost	$(1,788)	$(1,646)
Interest cost	(904)	(857)
Expected return on plan assets	618	663
Amortization of prior service cost	–	(67)
Total	$(2,074)	$(1,907)

(ii)	PLAN ASSETS

US plan assets represented approximately 47% of total luxury brand segment plan assets at January 31, 2012. The net unfunded status of the luxury brand segment plans of $11.4 million is comprised of $4.2 million attributed to the US-based Harry Winston Inc. plan, $5.2 million attributed to the Harry Winston Japan, K.K. plan, and $2.0 million attributed to the Harry Winston S.A. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $5.2 million.

The asset allocation of luxury brand pension assets at January 31 was as follows:

	2012	2011
ASSET CATEGORY
Cash equivalents	1%	1%
Equity securities	52%	57%
Fixed income securities	34%	36%
Other	13%	6%
Total	100%	100%

52	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(iii)	THE SIGNIFICANT ASSUMPTIONS USED FOR HARRY WINSTON INC.’S US PLAN ARE AS FOLLOWS:

	2012	2011
ACCRUED BENEFIT OBLIGATION
Discount rate – HW Inc.	4.84%	5.24%
Expected long-term rate of return – HW Inc.	7.50%	7.50%
Discount rate – Harry Winston Japan, K.K.	1.46%	1.58%
Expected long-term rate of return – Harry Winston Japan, K.K.	–%	–%
Discount rate – Harry Winston S.A.	2.50%	2.75%
Expected long-term rate of return – Harry Winston S.A.	3.50%	3.75%
BENEFIT COSTS FOR THE YEAR
Discount rate – HW Inc.	5.24%	5.56%
Expected long-term rate of return on plan assets – HW Inc.	7.50%	7.50%
Rate of compensation increase – HW Inc.	–%	–%
Discount rate – Harry Winston Japan, K.K.	1.58%	1.84%
Expected long-term rate of return on plan assets – Harry Winston Japan, K.K.	–%	–%
Rate of compensation increase – Harry Winston Japan, K.K.	4.21%	4.36%
Discount rate – Harry Winston S.A.	2.50%	2.75%
Expected long-term rate of return on plan assets – Harry Winston S.A.	3.50%	3.75%
Rate of compensation increase – Harry Winston S.A.	3.00%	3.00%

(b)	Defined contribution plan

Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. For the fiscal years ended January 31, 2012 and 2011, Harry Winston Inc. elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary from 50% in fiscal 2007 and prior. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Harry Winston Diamond Corporation sponsors a defined contribution plan for Canadian employees whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2012 was $0.1 million ($0.1 million at January 31, 2011).

(c)	Post-retirement benefit plan
The Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.3 million at January 31, 2012 ($nil at January 31, 2011).

Note 14:
Income Taxes
The deferred income tax asset of the Company is $77.2 million, of which $50.4 million relates to the luxury brand segment. Included in the deferred tax asset is $36.9 million that has been recorded to recognize the benefit of $125.0 million of net operating losses that the Company has available for carry forward to shelter income taxes for future years. Certain net operating losses are scheduled to expire between 2013 and 2032.

The deferred income tax liability of the Company is $325.0 million of which $100.6 million relates to the luxury brand segment. The luxury brand segment deferred income tax liabilities include $52.1 million from a previous purchase price allocation. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expenses for each year.

Harry Winston Diamond Corporation | 2012 Annual Report	53

Notes to Consolidated FINANCIAL Statements

(a)	The income tax provision consists of the following:

	2012	2011
CURRENT TAX EXPENSE
Current period	$18,326	$(8,616)
Adjustment for prior period	(3,016)	(121)
Total current tax expense	15,310	(8,737)
DEFERRED TAX EXPENSE
Origination and reversal of temporary differences	(45)	17,315
Change in unrecognized deductible temporary differences	(525)	(718)
Current year losses for which no deferred tax asset was recognized	1,489	894
Recognition of previously unrecognized tax losses	(2,007)	(674)
Total deferred tax expense	(1,088)	16,817
Total income tax expenses	$14,222	$8,080

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2012 and 2011 are as follows:

	2012	2011
DEFERRED INCOME TAX ASSETS:
Net operating loss carryforwards	$36,935	$27,046
Property, plant and equipment	4,625	3,449
Future site restoration costs	23,161	16,450
Luxury brand inventory	6,211	6,169
Deferred mineral property costs	251	283
Other deferred income tax assets	5,977	6,641
Deferred income tax assets	77,160	60,038
DEFERRED INCOME TAX LIABILITIES:
Deferred mineral property costs	(29,339)	(31,781)
Property, plant and equipment	(160,616)	(159,936)
Future site restoration costs	(12,078)	(7,059)
Luxury brand inventory	(47,927)	(34,630)
Intangible assets	(52,081)	(52,365)
Other deferred income tax liabilities	(22,994)	(24,097)
Deferred income tax liabilities	(325,035)	(309,868)
Deferred income tax liabilities, net	$(247,875)	$(249,830)

Movement in net deferred tax liabilities:

	2012	2011
Balance at the beginning of the year	$(249,831)	$(195,902)
Recognized in profit (loss)	1,088	(16,817)
Recognized in accumulated other comprehensive income	606	(647)
Acquired on business combination	–	(36,464)
Other	262	–
Balance at the end of the year	$(247,875)	$(249,830)

54	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Tax losses	$6,460	$5,121
Deductible temporary differences	166	691
Total	$6,626	$5,812

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The following table summarizes the Company’s non-capital losses as at January 31, 2012 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry Date
Luxemburg	Net operating losses	$1,918	No expiry
France	Net operating losses	5,837	No expiry
United Kingdom	Net operating losses	9,021	No expiry
China	Net operating losses	5,840	2013 – 2017
Taiwan	Net operating losses	952	2022
Singapore	Net operating losses	521	No expiry

The deductible temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax asset has not been recognized, aggregate to $67.2 million (2011 – $71.2 million).

(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 28% (2011 – 29%) is a result of the following:

	2012	2011
Expected income tax expense	$11,106	$16,030
Non-deductible (non-taxable) items	592	133
Impact of foreign exchange	1,153	(8,278)
Northwest Territories mining royalty (net of income tax relief)	3,242	4,265
Earnings subject to tax different than statutory rate	1,687	918
Assessments and adjustments	(2,622)	(2,254)
Current year losses for which no deferred tax asset was recognized	1,489	894
Recognition of previously unrecognized tax losses	(2,007)	(674)
Change in unrecognized temporary differences	(525)	(718)
Other	107	(2,236)
Recorded income tax expense (recovery)	$14,222	$8,080

(e)

The mining segment has net operating loss carryforwards for Canadian income tax purposes of approximately $1.2 million and $1.9 million for other foreign jurisdictions’ tax purposes. The luxury brand segment has net operating loss carryforwards for US income tax purposes of $95.7 million and $26.2 million for other foreign jurisdictions’ tax purposes.

Harry Winston Diamond Corporation | 2012 Annual Report	55

Notes to Consolidated FINANCIAL Statements

Note 15:
Interest-Bearing Loans and Borrowings

	2012	2011
Mining segment credit facilities	$48,460	$47,895
Mining segment promissory note	–	70,000
Harry Winston Inc. credit facilities	217,071	181,715
First mortgage on real property	6,342	7,048
Bank advances	27,850	22,902
Finance leases	–	171
Total interest-bearing loans and borrowings	299,723	329,731
Less current portion	(29,238)	(94,215)
	$270,485	$235,516

		Nominal
		interest		Carrying amount at	Face value at
	Currency	rate	Date of maturity	January 31, 2012	January 31, 2012	Borrower
Secured bank loan (b)(i)	US	3.75%	March 31, 2013	$200.5 million	$200.5 million	Harry Winston Inc.
Secured bank loan (b)(ii)	CHF	3.15%	April 22, 2013	$3.8 million	$3.8 million	Harry Winston S.A.
Secured bank loan (b)(ii)	CHF	3.55%	January 31, 2033	$12.8 million	$12.8 million	Harry Winston S.A.
Secured bank loan (a)(i)	US	4.60%	June 24, 2013	$50.0 million	$50.0 million	Harry Winston Diamond Corporation and
						Harry Winston Diamond Mines Ltd.
First mortgage on real property (a)(iii)	CDN	7.98%	September 1, 2018	$6.3 million	$6.3 million	6019838 Canada Inc.
Secured bank advance (d)	US	12.00%	Due on demand	$4.3 million	$4.3 million	Harry Winston Diamond (India) Private Limited
Secured bank advance (d)	YEN	2.50%	February 22, 2012	$7.5 million	$7.5 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.98%	February 27, 2012	$7.0 million	$7.0 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.98%	February 29, 2012	$7.7 million	$7.7 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.00%	October 31, 2012	$1.3 million	$1.3 million	Harry Winston Japan, K.K.

(a)	Mining segment credit facilities
(i)

The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank that was increased from $100.0 million to $125.0 million on February 28, 2011. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lender cost of funds. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. These provisions include consolidated minimum tangible net worth, maximum mining segment debt to equity ratio, maximum mining segment debt to EBITDA ratio and minimum interest coverage ratio. At January 31, 2012, the Company had $50.0 million outstanding on its mining segment senior secured revolving credit facility.

(ii)

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring its 9% indirect interest in the Diavik Joint Venture from Kinross. The note bears interest at a rate of 5% per annum and can be paid in cash. On August 25, 2011, the Company paid the $70.0 million promissory note plus accrued interest to Kinross from cash on hand.

(iii)	The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time.

(b)	Luxury brand segment credit facilities
(i)

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity on March 31, 2013. The credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

56	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the luxury brand segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, and leverage ratio limitations on capital expenditures and certain investments, including the restriction to advance funds to the parent company. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the luxury brand segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes an event of default under the agreement.

The luxury brand segment has pledged 100% of Harry Winston Inc.’s common stock and 66 ⅔% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory, accounts receivable and the trademark of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering pledged collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR, based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. maintains a 25-year loan agreement for CHF 17.5 million ($18.9 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.8 million) loan and a CHF 14.0 million ($15.1 million) loan. The bank has a secured interest in the factory building.

(c)	Required principal repayments

2013	$29,239
2014	255,738
2015	1,515
2016	1,587
2017	1,664
Thereafter	11,522

(d)	Bank advances

The Company has available a $45.0 million (utilization in either US dollars or Euros) revolving financing facility for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.0%. At January 31, 2012, $4.3 million was drawn under the Company’s revolving financing facility relating to Harry Winston Diamond (India) Private Limited and $nil was drawn by Harry Winston Diamond International N.V. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Japan, K.K., maintains unsecured credit agreements with three banks, each amounting to ¥1,250 million ($16.1 million). Harry Winston Japan, K.K., also maintains a secured credit agreement amounting to ¥575 million ($7.5 million). This facility is secured by inventory owned by Harry Winston Japan, K.K.

Note 16:
Provisions

(a)	Future site restoration costs

	2012	2011
At February 1, 2011 and 2010	$50,130	$43,691
Revision of previous estimates	13,179	4,539
Accretion of provision	1,936	1,900
At January 31, 2012 and 2011	$65,245	$50,130

The Joint Venture has an obligation under various agreements (Note 22) to reclaim and restore the lands disturbed by its mining operations.

Harry Winston Diamond Corporation | 2012 Annual Report	57

Notes to Consolidated FINANCIAL Statements

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2012 is estimated to be $84.7 million, of which approximately $23.7 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2012 is based on revised expectations of reclamation activity costs and changes in estimated reclamation timelines. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at an annualized rate of 1.5%.

(b)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is subject to various litigation actions, whose outcome could have an impact on the Company’s results should it be required to make payments to the plaintiffs. Legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements as required. At January 31, 2012, the Company does not have any material provisions for litigation claims.

Note 17:
Share Capital

(a)	Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2010	76,588,593	$426,593
SHARES ISSUED FOR:
Issued to Kinross	7,142,857	69,737
Exercise of options	428,401	5,799
Balance, January 31, 2011	84,159,851	502,129
SHARES ISSUED FOR:
Exercise of options	714,930	5,846
Balance, January 31, 2012	84,874,781	$507,975

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

58	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Compensation expense for stock options was $2.1 million for fiscal 2012 (2011 – $1.3 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2012 – $0.6 million; 2011 – $2.8 million).

Changes in share options outstanding are as follows:

			2012			2011
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN $	US $	000s	CDN $	US $
Outstanding, beginning of year	2,868	$12.58	$12.26	3,234	$12.89	$7.61
Granted	350	16.70	17.44	300	12.35	11.78
Exercised	(715)	7.26	7.43	(428)	7.14	6.92
Expired	(102)	25.54	26.14	(238)	26.34	25.79
Outstanding, end of year	2,401	$14.21	$14.34	2,868	$12.58	$12.26

Exercisable options totaled 1.9 million at January 31, 2012 (2.2 million at January 31, 2011).

The following summarizes information about stock options outstanding at January 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN $	000s		CDN $	000s	CDN $
$3.78	1,015	7.2	$3.78	1,016	$3.78
12.35–16.70	650	6.8	14.69	100	12.35
23.35–29.25	600	0.6	25.21	600	25.21
41.45	136	2.2	41.45	136	41.45
	2,401		$14.21	1,852	$13.94

Harry Winston Diamond Corporation | 2012 Annual Report	59

Notes to Consolidated FINANCIAL Statements

(d)	Stock-based compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2012 and 2011 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Risk-free interest rate	2.41%	2.13%
Dividend yield	0.00%	0.00%
Volatility factor	50.00%	50.00%
Expected life of the options	3.5 years	5.9 years
Average fair value per option, CDN	$6.51	$5.90
Average fair value per option, US	$6.80	$5.63

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2010	45,880
Awards and payouts during the year (net)
RSU awards	145,880
RSU payouts	(35,814)
Balance, January 31, 2011	155,946
Awards and payouts during the year (net)
RSU awards	66,991
RSU payouts	(46,963)
Balance, January 31, 2012	175,974

DSU	Number of units
Balance, January 31, 2010	159,475
Awards and payouts during the year (net)
DSU awards	33,739
DSU payouts	–
Balance, January 31, 2011	193,214
Awards and payouts during the year (net)
DSU awards	38,781
DSU payouts	(17,127)
Balance, January 31, 2012	214,868

During the fiscal year, the Company granted 66,931 RSUs (net of forfeitures) and 38,781 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period. The Company recognized an expense of $2.2 million (2011 – $0.9 million) for the year ended January 31, 2012. The total carrying amount of liabilities for cash settled share-based payment arrangements is $3.7 million (2011 – $2.5 million). The amounts for obligations and expense (recovery) for cash settled share-based payment arrangements have been grouped with Employee Benefit Plans in Note 13 for presentation purposes.

60	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 18:
Segmented Information
The Company operates in three segments within the diamond industry – mining, luxury brand and corporate, for the years ended January 31, 2012 and 2011.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

For the year ended January 31, 2012	Mining	Luxury brand	Corporate	Total
Sales
North America	$15,018	$133,024	$–	$148,042
Europe	231,722	94,309	–	326,031
Asia excluding Japan	43,374	103,815	–	147,189
Japan	–	80,781	–	80,781
Total sales	290,114	411,929	–	702,043
Cost of sales
Depreciation and amortization	76,052	262	–	76,314
All other costs	151,899	223,611	136	375,646
Total cost of sales	227,951	223,873	136	451,960
Gross margin	62,163	188,056	(136)	250,083
Gross margin (%)	21.4%	45.7%	–%	35.6%
Selling, general and administrative expenses
Selling and related expenses	3,412	129,445	–	132,857
Administrative expenses	10,042	39,166	11,487	60,695
Total selling, general and administrative expenses	13,454	168,611	11,487	193,552
Operating profit (loss)	48,709	19,445	(11,623)	56,531
Finance expenses	(10,787)	(5,900)	–	(16,687)
Exploration costs	(1, 770)	–	–	(1, 770)
Finance and other income	462	124	–	586
Foreign exchange gain	834	171	–	1,005
Segmented profit (loss) before income taxes	$37,448	$13,840	$(11,623)	$39,665
Segmented assets as at January 31, 2012
Canada	$936,723	$–	$–	$936,723
United States	–	347,430	116,076	463,506
Other foreign countries	19,759	210,948	–	230,707
	$956,482	$558,378	$116,076	$1,630,936
Capital expenditures	$45,165	$19,681	$–	$64,846
Other significant non-cash items:
Deferred income tax expense (recovery)	$(2,291)	$1,486	$(283)	$(1,088)

Operating profit (loss) for the year ended January 31, 2012 includes the following items of expense:

	Mining	Luxury Brand	Corporate	Total
Research and development	$4,147	$2,412	$–	$6,559
Operating lease	317	30,269	–	30,586
Employee compensation expense	43,500	68,782	4,089	116,371
Depreciation and amortization	78,760	12,321	558	91,639

Harry Winston Diamond Corporation | 2012 Annual Report	61

Notes to Consolidated FINANCIAL Statements

For the year ended January 31, 2011	Mining	Luxury brand	Corporate	Total
Sales
North America	$10,418	$108,500	$–	$118,918
Europe	247,677	78,624	–	326,301
Asia excluding Japan	21,059	92,504	–	113,563
Japan	–	65,181	–	65,181
Total sales	279,154	344,809	–	623,963
Cost of sales
Depreciation and amortization	60,923	320	–	61,243
All other costs	144,489	181,729	204	326,422
Total cost of sales	205,412	182,049	204	387,665
Gross margin	73,742	162,760	(204)	236,298
Gross margin (%)	26.4%	47.2%	–%	37.9%
Selling, general and administrative expenses
Selling and related expenses	2,786	106,498	–	109,284
Administrative expenses	8,692	41,358	8,616	58,666
Total selling, general and administrative expenses	11,478	147,856	8,616	167,950
Operating profit (loss)	62,264	14,904	(8,820)	68,348
Finance expenses	(7,136)	(6,291)	–	(13,427)
Exploration costs	(666)	–	–	(666)
Finance and other income	280	389	–	669
Foreign exchange gain (loss)	(1,644)	2,001	–	357
Segmented profit (loss) before income taxes	$53,098	$11,003	$(8,820)	$55,281
Segmented assets as at January 31, 2011
Canada	$954,072	$–	$–	$954,072
United States	–	331,138	106,767	437,905
Other foreign countries	25,413	186,185	–	211,598
	$979,485	$517,323	$106,767	$1,603,575
Capital expenditures	$41,859	$6,751	$–	$48,610
Other significant non-cash items:
Deferred income tax expense (recovery)	$12,380	$5,060	$(623)	$16,817

Operating profit (loss) for the year ended January 31, 2011 includes the following items of expense:

	Mining	Luxury Brand	Corporate	Total
Research and development	$5,165	$1,719	$–	$6,884
Operating lease	317	21,244	–	21,561
Employee compensation expense	38,557	58,786	3,334	100,677
Depreciation and amortization	63,424	12,264	1,319	77,007

Note 19:
Earnings per Share
The following table presents the calculation of diluted earnings per share:

	2012	2011
NUMERATOR
Net earnings for the year attributable to shareholders	$25,454	$41,530
DENOMINATOR (000s SHARES)
Weighted average number of shares outstanding	84,661	79,858
Dilutive effect of employee stock options	871	1,083
	85,532	80,941

62	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 20:
Related Party Disclosure

(a)	Operational information
The Company had the following investments in significant subsidiaries at January 31, 2012:

Name of company	Effective interest	Country of incorporation
Harry Winston Diamond Mines Ltd.	100%	Canada
Harry Winston Diamond Limited Partnership	100%	Canada
Harry Winston Diamond (India) Private Limited	100%	India
Harry Winston Diamond International N.V.	100%	Belgium
Harry Winston Technical Services Inc.	100%	Canada
6019838 Canada Inc.	100%	Canada
Harry Winston Inc.	100%	US
Harry Winston SARL	100%	France
Harry Winston Japan, K.K.	100%	Japan
Harry Winston (UK) Limited	100%	UK
Harry Winston Inc. Taiwan Branch	100%	Taiwan
Harry Winston S.A.	100%	Switzerland
Harry Winston (Hong Kong) Limited	100%	Hong Kong
Harry Winston Commercial (Beijing) Co., Ltd	100%	China
Harry Winston N.A. Pte Ltd.	100%	Singapore

(b)	Compensation of key management personnel
Key management includes: Chief Executive Officer
Group Chief Financial Officer
President and Chief Executive Officer, Harry Winston Inc. Executive Vice President, Buying and Sourcing Executive Vice President

	2012	2011
Short-term employee benefits	$4,977	$5,385
Share-based expenses	3,474	2,898
	$8,451	$8,283

Note 21:
Reclassifications
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 22:
Commitments and Guarantees

(a)	Environmental agreements

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.3 million for calendar 2012. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at January 31, 2012, was $81.1 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at January 31, 2012 was $1.5 million.

Harry Winston Diamond Corporation | 2012 Annual Report	63

Notes to Consolidated FINANCIAL Statements

(c)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of luxury brand salons and office premises, which expire at various dates through 2029. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Certain leases contain either restrictions relating to opening additional salons within a specified radius or contain additional rents related to sales levels. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under non-cancellable operating leases as at January 31 are as follows:

	2012	2011
Within one year	$22,439	$18,720
After one year but not more than five years	75,285	49,973
More than five years	122,628	35,856
	$220,352	$104,549

(d)	Capital commitments related to the Joint Venture

At January 31, 2012, Harry Winston Diamond Corporation’s share of approved capital expenditures at the Joint Venture was $23.4 million (2011 – $14.6 million). At January 31, 2012, Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Diamond Mine for the calendar years 2012 to 2016, is approximately $140 million (2011 – $170 million) assuming a Canadian/US average exchange rate of $1.00 for the five years (2011 – $1.00).

Note 23:
Financial Risk Management Objectives and Policies
The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk-management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities –The Company’s functional and reporting currency is US dollars; however, many of the mining segment’s monetary assets and liabilities are in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated assets and liabilities.

Committed or anticipated foreign currency denominated transactions – primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2012, a one-cent change in the exchange rate would have impacted pre-tax profit for the year by $0.5 million (2011 – $0.2 million).

The Company also has foreign exchange exposure impacting accumulated other comprehensive income arising from assets recorded in currencies other than the US dollar at its luxury brand salons and watch factory. A one percent change in these underlying currencies at January 31, 2012 would have impacted accumulated other comprehensive income by $0.5 million.

64	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities, which bear variable interest based on LIBOR. Based on the Company’s LIBOR-based credit facilities at January 31, 2012, a 100 basis point change in LIBOR would have impacted pre-tax net profit for the year by $2.3 million (2011 – $1.9 million).

(iii)	Concentration of credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of trade receivables from luxury brand segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and credit history. The Company has not experienced significant losses in the past from its customers.

The Company’s exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker’s acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2012, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

The Company considers any accounts receivables outstanding more than 30 days to be past due. At January 31, 2012, past due accounts receivable were as follows:

	2012	2011
31– 60 days	$4,651	$531
61 – 90 days	1,692	338
Over 90 days	2,115	10,329
	$8,458	$11,198

(iv)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2012, the Company had $78.2 million of cash and cash equivalents and $116.0 million available under credit facilities.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$104,681	$104,681	$–	$–	$–
Income taxes payable	29,450	29,450	–	–	–
Interest-bearing loans and borrowings(a)	321,751	39,578	260,954	4,852	16,367
Environmental and participation agreement incremental commitments	93,330	82,676	4,844	–	5,810
Operating lease obligations	220,352	22,439	39,288	35,997	122,628
(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2012.

Harry Winston Diamond Corporation | 2012 Annual Report	65

Notes to Consolidated FINANCIAL Statements

(v)	Capital management

The Company’s capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Note 24:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured; hence the fair values of these instruments at January 31, 2012 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	January 31, 2012		January 31, 2011
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents	$78,116	$78,116	$108,693	$108,693
Accounts receivable	26,910	26,910	22,788	22,788
	$105,026	$105,026	$131,481	$131,481
Financial liabilities
Trade and other payables	$104,681	$104,681	$139,551	$139,551
Promissory note	–	–	70,000	70,000
Interest-bearing loans and borrowings	299,723	299,723	259,731	259,731
	$404,404	$404,404	$469,282	$469,282

66	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Note 25:
Explanation of Transition to IFRS
As stated in Note 2(a), these are the Company’s first audited consolidated financial statements prepared in accordance with IFRS.

The preparation of these first consolidated financial statements in accordance with IFRS has resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under generally accepted accounting principles in Canada (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards”, generally requires full retrospective application of the standards and interpretations in force assuming that the IFRS accounting policies had always been applied. However, IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Company has elected to take the following significant optional exemptions as permitted under IFRS 1 in preparing its opening IFRS balance sheet.

Business Combinations – IFRS 1 allows the Company not to apply IFRS 3, “Business Combinations” (“IFRS 3 (Revised)”), retrospectively to past acquisitions.

Leases – The Company has utilized this exemption, which allows an entity not to have to reassess contracts that have already been assessed under Canadian GAAP, and which would have resulted in a similar conclusion as International Financial Reporting Interpretations Committee (“IFRIC”) 4, “Determining Whether an Arrangement Contains a Lease”.

Cumulative Translation Differences – Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), from the date a subsidiary or associate was formed or acquired. This exemption permits the Company to reset existing cumulative translation differences to zero at transition date.

Borrowing Costs – This exemption allows the Company to adopt IAS 23, “Borrowing Costs” (“IAS 23”), which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The alternative to this exemption requires the Company to retrospectively restate borrowing costs in accordance with IFRS requirements, in addition to capitalizing borrowing costs from the date of transition.

Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment – IFRS 1 provides an optional exemption from the full retrospective application of decommissioning liabilities, which allows an entity to re-measure provisions on the transition date under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), and estimate the amount to be included in the cost of the related asset by discounting the liability to the date at which it first arose. The alternative to this election, retrospective application, would require the Company to estimate its provision for reclamation and remediation at the original date incurred and reflect changes in estimate and discount rates through to the date of transition to IFRS.

The accounting policies described in Note 3 of the audited consolidated financial statements have been applied in preparing: the financial statements for the year ended January 31, 2012, the comparative information presented in these financial statements for both the year ended January 31, 2011, and in the preparation of an opening IFRS balance sheet at February 1, 2010 (the Company’s date of transition).

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is shown below, including reconciliations of equity, profit and loss and comprehensive income for the comparative periods and of equity at the date of transition reported under previous Canadian GAAP to those reported for those periods and at the date of transition under IFRS.

Harry Winston Diamond Corporation | 2012 Annual Report	67

Notes to Consolidated FINANCIAL Statements

Explanation of transition to IFRS: Reconciliation of equity

(in thousands of United States dollars)		February 1, 2010			January 31, 2011
			Effect of			Effect of
		Canadian	transition		Canadian	transition
	Ref.	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$62,969	$–	$62,969	$108,693	$–	$108,693
Accounts receivable	(a)	23,520	78	23,598	22,723	65	22,788
Inventory and supplies		311,188	–	311,188	403,212	–	403,212
Other current assets	(b)	44,220	(4,921)	39,299	45,681	(4,364)	41,317
		441,897	(4,843)	437,054	580,309	(4,299)	576,010
Property, plant and equipment
– Mining	(c)	802,984	(19,552)	783,432	777,807	(13,714)	764,093
Property, plant and equipment
– Luxury brand		62,277	–	62,277	61,019	–	61,019
Intangible assets, net		129,213	–	129,213	127,894	–	127,894
Other non-current assets	(a)	15,629	–	15,629	16,626	(2,105)	14,521
Deferred income tax assets	(a)	42,805	7,719	50,524	53,857	6,181	60,038
Total assets		$1,494,805	$(16,676)	$1,478,129	$1,617,512	$(13,937)	$1,603,575

LIABILITIES AND EQUITY
Current liabilities:
Trade and other payables	(d)	$87,448	$(11,555)	$75,893	$142,339	$(2,788)	$139,551
Employee benefit plans	(d)	–	11,284	11,284	–	4,317	4,317
Income taxes payable		46,297	–	46,297	6,660	–	6,660
Bank advances	(d)	22,485	(22,485)	–	22,902	(22,902)	–
Promissory note		–	–	–	70,000	–	70,000
Current portion of interest- bearing loans and borrowings	(d)	1,154	22,677	23,831	1,313	22,902	24,215
		157,384	(79)	157,305	243,214	1,529	244,743
Interest-bearing loans and borrowings	(d)	161,538	153	161,691	237,450	(1,934)	235,516
Employee benefit plans	(e)	2,201	4,697	6,898	3,001	4,286	7,287
Provisions	(f)	41,275	2,416	43,691	43,390	6,740	50,130
Deferred income tax liabilities	(g)	271,822	(25,424)	246,398	355,531	(45,663)	309,868
Total liabilities		634,220	(18,237)	615,983	882,586	(35,042)	847,544
Equity:
Share capital		426,593	–	426,593	502,129	–	502,129
Contributed surplus		17,730	–	17,730	16,233	–	16,233
Retained earnings	(h)	210,001	32,056	242,057	176,620	53,159	229,779
Accumulated other comprehensive income	(i)	28,445	(31,016)	(2,571)	39,678	(32,054)	7,624
Total shareholders’ equity		682,769	1,040	683,809	734,660	21,105	755,765
Non-controlling interest	(j)	177,816	521	178,337	266	–	266
Total equity		860,585	1,561	862,146	734,926	21,105	756,031
Total liabilities and equity		$1,494,805	$(16,676)	$1,478,129	$1,617,512	$(13,937)	$1,603,575

68	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

Explanation of transition to IFRS: Reconciliation of profit

(in thousands of United States dollars)		For the fiscal year ended January 31, 2011
		Canadian	Effect of
		GAAP	transition to	IFRS
	Ref.		IFRS
Sales		$623,963	$–	$623,963
Cost of sales	(k)	391,562	(3,897)	387,665
Gross margin		232,401	3,897	236,298
Selling, general and administrative expenses		167,950	–	167,950
Operating profit		64,451	3,897	68,348
Finance expenses	(l)	(11,527)	(1,900)	(13,427)
Exploration costs	(m)	–	(666)	(666)
Finance and other income	(m)	486	183	669
Foreign exchange gain (loss)	(n)	(14,406)	14,763	357
Profit before income taxes		39,004	16,277	55,281
Current income tax recovery		(8,737)	–	(8,737)
Deferred income tax expense	(o)	21,121	(4,304)	16,817
Net profit		$26,620	$20,581	$47,201
Attributable to:
Shareholders		$21,669	$19,861	$41,530
Non-controlling interest		4,951	720	5,671
Net profit		$26,620	$20,581	$47,201
Earnings per share
Basic		$0.27	$0.25	$0.52
Diluted		$0.27	$0.24	$0.51
Weighted average number of shares outstanding		79,858,018	79,858,018	79,858,018

Explanation of transition to IFRS: Reconciliation of comprehensive income

(in thousands of United States dollars)		For the fiscal year ended January 31, 2011
			Effect of
		Canadian	transition to
	Ref.	GAAP	IFRS	IFRS
Net profit – as above		$26,620	$20,581	$47,201
Other comprehensive income
Net gain (loss) on translation of net foreign operations		10,879	–	10,879
Change in fair value of derivative financial instruments		354	–	354
Actuarial loss on employee benefit plans	(e)(i)	–	(1,038)	(1,038)
Total comprehensive income		$37,853	$19,543	$57,396
Attributable to:
Shareholders		$32,902	$18,823	$51,725
Non-controlling interest		4,951	720	5,671
Total comprehensive income		$37,853	$19,543	$57,396

Harry Winston Diamond Corporation | 2012 Annual Report	69

Notes to Consolidated FINANCIAL Statements

References to the Reconciliation of Equity and Profit

(a)	Reclassification of assets
To conform to IFRS presentation requirements, certain asset balances have been reclassified.

(b)	Other current assets

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Reclassification of assets	See (a)	$(7,797)	$(6,246)
Deferred tax impact on intra-group transfer of assets	(i)	2,876	1,882
Net decrease in other current assets		$(4,921)	$(4,364)

(i)

Under IFRS, deferred taxes are recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets. The deferred tax component under IFRS is computed using the tax rate applicable to the purchaser, whereas the seller’s tax rate was applied under Canadian GAAP. On transition to IFRS at February 1, 2010, deferred income tax asset increased by $2.9 million along with a corresponding increase in retained earnings.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in a reduction of $1.0 million in both deferred income tax asset and deferred income tax recovery.

(c)	Property, plant and equipment – Mining

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Derecognition of exploration costs capitalized	(i)	$(18,632)	$(17,072)
Remeasurement of the asset retirement obligation	See (f)(i)	(920)	3,358
Net decrease in property, plant and equipment – Mining		$(19,552)	$(13,714)

(i)

Under Canadian GAAP, the Company’s policy on exploration expenditures incurred is to capitalize and to amortize using the units-of- production method. For IFRS purposes, the Company’s accounting policy on exploration expenditures is to expense unless the exploration activity relates to proven and probable reserves. The retrospective application of this new accounting policy at the date of transition has resulted in the $18.6 million write-off of the net book value of capitalized exploration costs, and a decrease in deferred income tax liability, non-controlling interest and retained earnings by $5.5 million, $0.9 million and $12.2 million, respectively.

For the fiscal year ended January 31, 2011, the accounting under IFRS increased mining property, plant and equipment, deferred income tax liabilities and non-controlling interest by $1.6 million, $0.6 million and $0.2 million, respectively. Cost of sales decreased by $2.0 million, and exploration costs, deferred income tax expense and profit attributable to non-controlling interest increased by $0.5 million, $0.6 million and $0.2 million, respectively.

(d)	Reclassification of liabilities
To conform to IFRS presentation requirements, various liability balances have been reclassified.

70	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(e)	Employee benefit plans

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Retrospective application of IAS 19, “Employee Benefits”	(i)	$4,771	$5,986
Reclassification of liabilities	See (d)	(74)	(1,700)
Net increase in employee benefit plans		$4,697	$4,286

(i)

Under Canadian GAAP, actuarial gains or losses for defined benefit plans that exceeded the corridor threshold (10% of the greater of the obligation and fair value of plan assets at the beginning of the period) were recognized over the remaining average service life of active employees. For IFRS purposes, the Company’s accounting policy is to recognize its actuarial gains and losses immediately in other comprehensive income, and has retrospectively applied this approach at the date of transition. As a result, $2.2 million in previously unrecognized cumulative actuarial losses at February 1, 2010 were recognized in accumulated other comprehensive income within equity, along with a $4.8 million increase in the defined benefit plan obligation and a $2.6 million decrease in deferred income tax liabilities.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in a $1.2 million increase to the defined benefit plan obligation, a $1.0 million charge to other comprehensive income, and a $0.2 million decrease in deferred income tax liabilities.

(f)	Provisions

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Remeasurement of the asset retirement obligation	(i)	$2,416	$6,740

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Changes in decommissioning, restoration and similar liabilities” in preparing its opening balance sheet under IFRS. Through application of this IFRS exemption, the site restoration provision under Canadian GAAP has been increased by $2.4 million along with reductions in mining capital assets, deferred income tax liability, non-controlling interest and retained earnings by $0.9 million, $1.0 million, $0.2 million and $2.2 million, respectively.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in increases of $4.3 million in both mining capital assets and restoration site provision. Nominal changes were also made to deferred income tax liabilities, cost of sales, finance expenses and deferred income tax recovery.

(g)	Deferred income tax liabilities

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Recognition of new deferred tax balances	(i)	$(16,363)	$(34,749)
Derecognition of exploration costs capitalized	See (c)(i)	(5,521)	(4,887)
Retrospective application of IAS 19, “Employee Benefits”	See (e)(i)	(2,555)	(2,732)
Remeasurement of the asset retirement obligation	See (f)(i)	(985)	(1,002)
Revaluation of deferred income tax liabilities	(ii)	–	(2,293)
Total decrease in deferred income tax liabilities		$(25,424)	$(45,663)

(i)

Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

Under Canadian GAAP, in the determination of temporary differences related to non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company’s functional currency if it is different from the local currency.

Harry Winston Diamond Corporation | 2012 Annual Report	71

Notes to Consolidated FINANCIAL Statements

On transition, the accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities and other temporary differences that were treated as permanent under Canadian GAAP has reduced deferred tax liability by $24.4 million and increased retained earnings and non-controlling interest by $22.8 million and $1.6 million, respectively.

In addition, upon finalizing the IFRS adjustments, the Company recorded an additional deferred tax liability of $8.0 million, with a corresponding impact on retained earnings related to immaterial adjustments of prior period balances, which were not previously recorded in the April 30, 2011 unaudited interim condensed consolidated financial statements. The Company has determined that these amounts were not material to its consolidated financial statements for any prior interim or annual periods.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in an $18.4 million decrease in deferred income tax liabilities and an $18.4 million increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.5 million.

(ii)

For the fiscal year ended January 31, 2011, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance resulting in a $2.3 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery. Nominal changes were also made to non-controlling interest.

(h)	Retained earnings
The effect of all IFRS adjustments has increased (decreased) retained earnings as follows:

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Reset of cumulative translation differences	See (i)(i)	$28,800	$28,800
Recognition of new deferred tax balances	See (g)(i)	14,775	32,692
Derecognition of exploration costs capitalized	See (c)(i)	(12,243)	(11,496)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	2,876	1,882
Remeasurement of the asset retirement obligation	See (f)(i)	(2,152)	(2,181)
Revaluation of deferred income tax liabilities	See (g)(ii)	–	2,221
Reacquisition of partnership units	See (i)(i)	–	1,241
Net increase in retained earnings		$32,056	$53,159

(i)	Accumulated other comprehensive income

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Reset of cumulative translation differences	(i)	$(28,800)	$(28,800)
Retrospective application of IAS 19, “Employee Benefits”	See (e)(i)	(2,216)	(3,254)
Total decrease in accumulated other comprehensive income		$(31,016)	$(32,054)

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Cumulative translation differences” in preparing its opening balance sheet under IFRS. Through application of this exemption on transition date, existing cumulative translation differences have been reset to zero and retained earnings has been increased by $28.8 million.

72	Harry Winston Diamond Corporation | 2012 Annual Report

Notes to Consolidated FINANCIAL Statements

(j)	Non-controlling interest

			Twelve months ended
	Ref.	February 1, 2010	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	$(868)	$(689)
Remeasurement of the asset retirement obligation	See (f)(i)	(199)	(199)
Recognition of new deferred tax balances	See (g)(i)	1,588	2,057
Revaluation of deferred income tax liabilities	See (g)(ii)	–	72
Reacquisition of partnership units	(i)	–	(1,241)
Net change in non-controlling interest		$521	$–

(i)

During the third quarter of fiscal 2011, the Company reacquired its 9% indirect interest in the Diavik Joint Venture from Kinross resulting in the reversal of previously recorded profit adjustments attributable to non-controlling interest.

For the fiscal year ended January 31, 2011, IFRS adjustments resulted in an increase in non-controlling interest of $0.7 million.

(k)	Cost of sales

		Twelve months ended
	Ref.	January 31, 2011
Reclassification of accretion expense	(i)	$(2,004)
Derecognition of exploration costs capitalized	See (c)(i)	(2,043)
Remeasurement of the asset retirement obligation	See (f)(i)	150
Net decrease in cost of sales		$(3,897)

(i)

In accordance with IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, accretion expense is treated as interest expense whereas under Canadian GAAP it had been recorded as a component of cost of sales.

(l)	Finance expenses

		Twelve months ended
	Ref.	January 31, 2011
Reclassification of accretion expense	See (k)(i)	$(2,004)
Remeasurement of the asset retirement obligation	See (f)(i)	104
Net increase in finance expenses		$(1,900)

(m)	Exploration costs

		Twelve months ended
	Ref.	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	$(483)
Reclassification of exploration costs	See (m)	(183)
Increase in exploration costs		$(666)

Harry Winston Diamond Corporation | 2012 Annual Report	73

Notes to Consolidated FINANCIAL Statements

(n)	Decrease in foreign exchange loss

		Twelve months ended
	Ref.	January 31, 2011
Reclassification of foreign exchange loss	(i)	$14,763

(i)

Under Canadian GAAP, the foreign exchange difference from the translation of deferred taxes was presented within the foreign exchange gain/loss account. For IFRS reporting purposes, these foreign exchange differences have been reclassified to deferred income tax recovery/expense.

(o)	Deferred income tax recovery

		Twelve months ended
	Ref.	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	$634
Recognition of new deferred income tax liability balances	See (g)(i)	(18,385)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	994
Remeasurement of the asset retirement obligation	See (f)(i)	(17)
Reclassification of foreign exchange loss	See (n)(i)	14,763
Revaluation of deferred income tax liabilities	See (g)(ii)	(2,293)
Net increase in deferred income tax recovery		$(4,304)

74	Harry Winston Diamond Corporation | 2012 Annual Report

Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement

AS OF DECEMBER 31, 2011

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Open pit and underground mining	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South
Open Pit	–	–	–	–	–	–	–	–	–
Underground	1.6	4.0	6.3	1.4	3.4	4.7	2.9	3.7	10.9
Total A-154 South	1.6	4.0	6.3	1.4	3.4	4.7	2.9	3.7	10.9
A-154 North
Open Pit	–	–	–	–	–	–	–	–	–
Underground	3.1	2.3	7.1	4.9	2.2	10.7	8.0	2.2	17.8
Total A-154 North	3.1	2.3	7.1	4.9	2.2	10.7	8.0	2.2	17.8
A-418
Open Pit	0.7	4.0	2.8	0.6	3.8	2.3	1.3	3.9	5.0
Underground	–	–	–	6.7	3.8	25.1	6.7	3.8	25.1
Total A-418	0.7	4.0	2.8	7.3	3.8	27.4	8.0	3.8	30.2
Total
Open Pit	0.7	4.0	2.8	0.6	3.8	2.3	1.3	3.9	5.0
Underground	4.7	2.8	13.3	12.9	3.1	40.5	17.6	3.1	53.8
Total Reserves	5.4	3.0	16.1	13.5	3.2	42.8	18.9	3.1	58.9

Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

	Measured Resources			Indicated Resources			Inferred Resources
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipe	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	–	–	–	–	–	–	0.04	3.5	0.1
A-154 North	–	–	–	–	–	–	2.2	2.4	5.3
A-418	–	–	–	–	–	–	0.3	2.7	0.8
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total	3.6	2.8	10.0	0.4	2.6	1.0	3.3	2.6	8.5

Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning Harry Winston Diamond Corporation’s Mineral Reserves and Resources, readers should reference Harry Winston Diamond Corporation’s Annual Information Form available through www.sedar.com and http://investor.harrywinston.com.

Harry Winston Diamond Corporation | 2012 Annual Report	75

HARRY WINSTON RETAIL SALONS

United States	Europe	Asia
Bal Harbour	London	Beijing
Bal Harbour Shops	171 New Bond Street	Peninsula Beijing Palace Hotel
9700 Collins Avenue, Suite 151	London, England WIS-4RD	8 Goldfish Lane, Wangfujing
Bal Harbour, Florida 33154	Tel: 44.207.907.8800	Beijing, 100006
Tel: 786.206.6657		The People’s Republic of China
Tel: 861.0.8511.5595
Paris
Beverly Hills	29 Avenue Montaigne
310 North Rodeo Drive	75008 Paris, France	Hong Kong
Beverly Hills, California 90210	Tel: 33.1.4720.0309	The Peninsula Hotel
Tel: 310.271.8554		Shop E8, G/F
	Japan	Salisbury Road
	Nagoya	Tsimshatsui, Kowloon
Chicago	1-1-6 Higashisakura	Hong Kong
55 East Oak Street	Higashi-Ku	Tel: 852.2301.2131
Chicago, Illinois 60611	Nagoya, Japan 461-0005
Tel: 312.705.1820	Tel: 81.5.2950.5100
Shanghai Peninsula
Costa Mesa	Osaka	The Peninsula Shanghai
3333 Bristol Street, Suite 2660	Shinsaibashi District	Shop L1U
Costa Mesa, California 92626	3-10-25, Minamisemba	No. 32 Zhongshan Dong
Tel: 714.371.1910	Chuo-Ku	Yi Road
	Osaka, Japan 542-0081	The People’s Republic of China
Dallas	Tel: 81.6.6281.8855	Tel: 0086.21.2310.6969
19 Highland Park Village
Dallas, Texas 75205	Tokyo – Ginza	Shanghai Xintiandi
Tel: 214.647.5830	1-8-14 Ginza, Chuo-Ku	No. 188 Tai Cang Road
	Tokyo, Japan 104-0061	Shanghai 200002
Honolulu	Tel: 81.3.3535.6441	The People’s Republic of China
Ala Moana Center		Tel: 0086.21.2310.6868
1450 Ala Moana Blvd, Suite 2094	Tokyo – Midtown
Honolulu, Hawaii 96814	Roppongi District	Singapore
Tel: 808.791.4000	9-7-3, Akasaka, Minato-Ku	ION Orchard
	Tokyo, Japan 107-0052	2 Orchard Turn
Las Vegas	Tel: 81.3.5413.3400	Singapore 238801
Crystals at CityCenter		Tel: 6883.9509
3720 Las Vegas Blvd South	Tokyo – Omotesando
Suite 262	Omotesando Hills	Taipei
Las Vegas, Nevada 89158	4-12-10, Jingumae Shibuya-ku	Regent Hotel
Tel: 702.262.0001	Tokyo, Japan 150-0001	2nd Floor, No 41, Sec 2
	Tel: 81.3.5785.0440	Chung Shan N Road
New York		104 Taipei, Taiwan
718 Fifth Avenue		Tel: 886.2.2521.7808
New York, New York 10019
Tel: 212.399.1000

Toll free number for United States:
1.800.988.4110

HARRY WINSTON LICENSED SALONS

Dubai (Emirates Towers)	Ukraine	Manila
The Boulevard, Emirates Towers	12/3 Gorodetskogo Str	Gound Fl. Greenbelt 5 Ayala Center
Dubai, UAE	01001 Kiev	Makati City
Tel: +971.4.330.0060	Tel: 38.044.278.74.72	Tel: +63.917.587.4037

Dubai Mall
The Dubai Mall
Dubai, UAE
Tel: +971.4.325.3334

76	Harry Winston Diamond Corporation | 2012 Annual Report

HARRY WINSTON DIAMOND SALES OFFICES

Belgium Sales Office	India Sales Office
Harry Winston Diamond	Harry Winston Diamond (India)
International N .V.	Private Limited
Diamantclub Van Antwerpen	606 C Wing, Dharam Palace
Suite 760	101–103, N.S. Patkar Marg
62 Pelikaanstraat	Mumbai 400 007, India
Antwerp 2018, Belgium	Tel: +91.22.236.99004
Tel: +32.3.225.5315	Fax: +91.22.236.92299
Fax: +32.3.233.2165

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Board of Directors	Committees	Senior Management
Robert A . Gannicott	Audit Committee	Robert A . Gannicott
Chairman &	Noel Harwerth (Chair)	Chairman & Chief Executive Officer
Chief Executive Officer,	Matthew W. Barrett
Harry Winston Diamond Corporation	Daniel Jarvis	Frédéric de Narp
Director since June 1992	Jean-Marc Loubier	President & Chief Executive Officer,
Harry Winston Inc.
Matthew W. Barrett	Human Resources &
Corporate Director	Compensation Committee	Cyrille Baudet
Director since January 2008	Micheline Bouchard (Chair)	Group Chief Financial Officer
David Carey
Micheline Bouchard	Noel Harwerth	James R .W. Pounds
Corporate Director	Laurent E. Momméja	Executive Vice President,
Director since January 2008		Buying/Sourcing
Nominating & Corporate
David Carey	Governance Committee	Raymond N . Simpson
President, Hearst Magazines	Daniel Jarvis (Chair)	Executive Vice President
Director since September 2010	Matthew W. Barrett
Micheline Bouchard
Noel Harwerth	Laurent E. Momméja
Corporate Director
Director since June 2008

Daniel Jarvis
Vice Chair &
Chief Financial Officer,
Concert Properties Ltd.
Lead Director of the Board
Director since June 2008

Jean-Marc Loubier
Chief Executive Officer,
HKL Holdings
Director since December 2010

Laurent E . Momméja
Corporate Director
Director since June 2004

J. Roger B. Phillimore
Chairman of Lonmin plc
Director since November 1994

Corporate Secretary
Lyle R . Hepburn

BOARD OF DIRECTORS

From left to right: Matthew Barrett, Noel Harwerth, Daniel Jarvis, David Carey, Roger Phillimore, Robert Gannicott, Jean-Marc Loubier, Micheline Bouchard and Laurent Mommeja.

Harry Winston Diamond Corporation | 2012 Annual Report	77

SHAREHOLDER INFORMATION

Transfer Agents & Registrars	Auditors	Corporate Offices
Please direct inquiries concerning	KPMG LLP	Harry Winston Diamond Corporation
shares, share transfers, dividend	Chartered Accountants	P.O. Box 4569, Station A
payments and change of address	Suite 4600	Toronto, Ontario, Canada
to the Transfer Agent:	Bay Adelaide Centre	M5W 4T9
	333 Bay Street	Tel: 416.362.2237
CIBC Mellon Trust Company	Toronto, Ontario, Canada	Fax: 416.362.2230
c/o Canadian Stock Transfer	M5H 2S5	http://investor.harrywinston.com
Company Inc.
P.O. Box 700, Station B	Annual Meeting of Shareholders	Harry Winston Inc.
Montreal, Quebec, Canada H3B 3K3	Prince of Wales	Corporate Office
Toll free within Canada and	Northern Heritage Centre	1330 Avenue of the Americas
United States:	4750 48th Street	New York, New York 10019
1.800.387.0825	Yellowknife, NT, Canada	Tel: 212.315.7900
Tel: 416.682.3860	Wednesday, July 18, 2012	Fax: 212.581.2612
Fax: 1.888.249.6189	7:00 AM	www.harrywinston.com
e-mail: inquiries@canstockta.com
www.canstockta.com		Investor Relations Contact
Laura Kiernan
Registrar and Transfer Company		Director, Investor Relations
10 Commerce Drive		Tel: 212.315.7934
Cranford, New Jersey 07016		e-mail: lkiernan@harrywinston.com
Toll free: 1.800.368.5948
Tel: 908.497.2300		Kelley Stamm
Fax: 908.497.2318		Manager, Investor Relations
e-mail: info@rtco.com		Tel: 416.205.4380
www.rtco.com		e-mail: kstamm@harrywinston.com

Harry Winston Diamond Corporation Stock Trading History
Toronto Stock Exchange: HW
New York Stock Exchange: HWD

	Feb. 1, 2011 to Jan. 31, 2012		Feb. 1, 2010 to Jan. 31, 2011
	TSX CDN$	NYSE US$	TSX CDN$	NYSE US$
High	17.82	18.23	14.95	14.72
Low	9.71	9.14	9.46	8.84
Close	11.73	11.70	10.83	10.79
Average daily volume	188,912	277,885	266,630	231,986

New York Stock Exchange Disclosure Differences
As a foreign private issuer, Harry Winston Diamond Corporation is required to disclose the significant ways in which its corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. This disclosure can be obtained from the governance section of our website at http://investor.harrywinston.com.

78	Harry Winston Diamond Corporation | 2012 Annual Report

HARRY WINSTON

HARRY WINSTON DIAMOND CORPORATION

WWW.HARRYWINSTON.COM